Rain Oncology Inc SC TO-T/A

Exhibit (a)(1)(A)

Offer to Purchase
All Outstanding Shares of Common Stock
of

RAIN ONCOLOGY INC.
At

$1.16 in cash per share of common stock, par value $0.001 per share, plus one contingent value right per share, which represents the right to receive potential payments in cash, upon the achievement of specified milestones

by

WK MERGER SUB, INC.

a wholly owned subsidiary of

PATHOS AI, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M.
EASTERN TIME ON JANUARY 25, 2024,
UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

WK Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and a wholly owned subsidiary of Pathos AI, Inc., a Delaware corporation (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Rain Oncology Inc. (“Rain”), other than Shares held in the treasury of Rain or Shares owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time (as defined below) which will be canceled without any consideration (the “Excluded Shares”), for (i) $1.16 in cash per Share (the “Cash Consideration”), without interest, plus (ii) one contingent value right per Share (each, a “CVR”), which CVR shall represent the right to receive potential payments pursuant to the contingent value rights agreement (the “CVR Agreement”), to be entered into among Parent, Merger Sub, Equiniti Trust Company, LLC (the “Rights Agent”) and Fortis Advisors LLC (the “Representative”) (the Cash Consideration plus one CVR, collectively, the “Offer Price”), all upon the terms and subject to the conditions described in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 13, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among Rain, Parent and Merger Sub, pursuant to which, following the completion of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into Rain, without a meeting of the Rain stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Rain continuing as the surviving corporation in the merger (such corporation, the “Surviving Corporation” and such merger, the “Merger”) and as a wholly owned subsidiary of Parent. The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

At the Effective Time, the Shares not tendered pursuant to the Offer (other than: (i) Shares held in the treasury of Rain; (ii) Shares owned, directly or indirectly, by Parent or Merger Sub; and (iii) Shares held by stockholders who have properly exercised and perfected their demands for appraisal of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time) will be converted into the right to receive consideration equal to the Offer Price, without interest.

As noted in the Summary Term Sheet, there is a risk that you may receive no payments under the CVRs. Therefore, in making a decision to tender your Shares, you should understand that if the CVR does not generate any payments, the only consideration that you would receive in the Offer is the $1.16 per Share that is being offered as the Cash Consideration under the Offer.

After careful consideration, Rain’s board of directors (the “Rain Board”) has: (i) determined that the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Rain's stockholders, (ii) approved and declared advisable that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and resolved that the Merger is governed by Section 251(h) of the DGCL, and (iii) resolved to recommend that Rain’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Offer is subject to various conditions. See Section 13 – “Conditions of the Offer.” A summary of the principal terms of the Offer appears on pages 4 through 13 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

December 27, 2023

IMPORTANT

If you desire to tender all or any portion of your Shares to us pursuant to the Offer, you should either: (i) if you hold your Shares directly as the registered owner, complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal and any other required documents to Equiniti Trust Company, LLC (the “Depositary and Paying Agent”), and either deliver the certificates for your Shares to the Depositary and Paying Agent along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3 – “Procedures for Tendering Shares” of this Offer to Purchase, in each case prior to the expiration of the Offer; or (ii) if you hold your Shares in “street name,” request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares to us pursuant to the Offer.

* * *

Questions and requests for assistance may be directed to MacKenzie Partners, Inc. (the “Information Agent”) at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making any decision with respect to the Offer.

TABLE OF CONTENTS

Page

SUMMARY TERM SHEET		4
INTRODUCTION		16
THE TENDER OFFER		19
1.	Terms of the Offer	19
2.	Acceptance for Payment and Payment for Shares	20
3.	Procedures for Tendering Shares	21
4.	Withdrawal Rights	23
5.	Certain U.S. Federal Income Tax Consequences of the Offer and the Merger	24
6.	Price Range of Shares; Dividends	28
7.	Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations	28
8.	Certain Information Concerning Rain	30
9.	Certain Information Concerning Parent and Merger Sub	30
10.	Background of the Offer; Contacts with Rain	32
11.	Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other Agreements	40
12.	Source and Amount of Funds	58
13.	Conditions of the Offer	59
14.	Dividends and Distributions	60
15.	Certain Legal Matters; Regulatory Approvals	61
16.	Fees And Expenses	64
17.	Miscellaneous	64

SUMMARY TERM SHEET

WK Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and a wholly owned subsidiary of Pathos AI, Inc., a Delaware corporation (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Rain other than Shares held in the treasury of Rain or Shares owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time (as defined below) which will be canceled without any consideration (the “Excluded Shares”), for (i) $1.16 in cash per Share (the “Cash Consideration”), without interest, plus (ii) one contingent value right per Share (each, a “CVR”), which CVR shall represent the right to receive potential payments pursuant to the contingent value rights agreement (the “CVR Agreement”), to be entered into among Parent, Merger Sub, Equiniti Trust Company, LLC (the “Rights Agent”) and Fortis Advisors LLC (the “Representative”) (the Cash Consideration plus one CVR, collectively, the “Offer Price”), all upon the terms and subject to the conditions described in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 13, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Rain, Parent and Merger Sub, pursuant to which, following the completion of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into Rain, without a meeting of the Rain stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Rain continuing as the surviving corporation in the merger (such corporation, the “Surviving Corporation” and such merger, the “Merger”) and as a wholly owned subsidiary of Parent. The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

There is a risk that you may receive no payments under the CVRs. Therefore, in making a decision to tender your Shares, you should understand that if the CVR does not generate any payments, the only consideration that you would receive in the Offer is the $1.16 per Share that is being offered as the Cash Consideration under the Offer.

The following are some questions you, as a stockholder of Rain, may have, and answers to those questions. This Summary Term Sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in the Merger Agreement, the CVR Agreement (the form of which can be found as Exhibit C to the Merger Agreement), this Offer to Purchase and the related Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read the Merger Agreement, the CVR Agreement, this Offer to Purchase and the related Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to MacKenzie Partners, Inc. (the “Information Agent”) at its address and telephone number, as set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our,” or “us” refer to Merger Sub or Parent as the context requires.

WHO IS OFFERING TO BUY MY SECURITIES?

●	Merger Sub, a wholly owned subsidiary of Parent, is offering to buy your securities. Merger Sub has been organized in connection with this Offer and has not carried on any activities other than entering into the Merger Agreement and activities in connection with the Offer. See Section 9 – “Certain Information Concerning Parent and Merger Sub.”

●	Parent is Pathos AI, Inc. See Section 9 – “Certain Information Concerning Parent and Merger Sub.”

●	Merger Sub is WK Merger Sub, Inc. See Section 9 – “Certain Information Concerning Parent and Merger Sub.”

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

●	Merger Sub is seeking to purchase all of the outstanding Shares of Rain. See the Introduction and Section 1 – “Terms of the Offer.”

HOW MUCH IS MERGER SUB OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

●	Merger Sub is offering to pay $1.16 in cash per Share, to you, plus one non-transferable CVR per Share, in each case without interest, upon the terms and subject to the conditions contained in this Offer to Purchase and in the related Letter of Transmittal.

WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

●	If your Shares are registered in your name and you tender your Shares, you will not be obligated to pay brokerage fees or commissions or similar expenses. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

WHAT IS THE CVR AND HOW DOES IT WORK?

●	At or prior to the Effective Time, Merger Sub, Parent, Rights Agent and Representative will enter into the CVR Agreement, governing the terms of the CVRs. The CVRs will be general unsecured obligations of Parent. Each CVR represents a contractual right to receive a holder’s portion of up to two potential contingent aggregate cash payments (“CVR Proceeds”) as follows:

(i)	a payment (the “Cash CVR Payment”) equal to (A) $5,000,000, minus (B) all damages or losses (including special, punitive or indirect, consequential or incidental loss or damage of any kind as may be determined by a court in a final non-appealable judgment, including but not limited to lost profits), judgments, settlements and out-of-pocket costs and expenses (including court-ordered interest, court costs and fees and costs of attorneys, accountants and other experts, or other expenses of litigation or other proceedings or of any claim, default or assessment) incurred by Parent or its affiliates (including Rain following the Merger) related to any legal proceedings against or involving Rain and its directors and/or officers that is either (I) included as one of the shareholder lawsuits against Rain included in the definition of Litigation Matters set forth in the Merger Agreement (see Section 11 – “Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other Agreements – CVR Agreement”) or (II) otherwise existing as of December 13, 2023 or arising following the December 13, 2023 and prior to the first anniversary of the closing date of the Merger Agreement (clauses (a) and (b), “Rain Litigation”), minus (C) any shortfall of Rain’s cash at closing below $49,600,000 (“Target Net Cash”). The Cash CVR Payment shall also include, to the extent applicable, any excess of Rain Net Cash at closing above Target Net Cash (the “Excess Cash Adjustment”). The Cash CVR Payment, if any, shall be paid to CVR holders in two installments as follows: (1) the first installment, which consists solely of the Excess Cash Adjustment, within 30 days following the determination of the Excess Cash Adjustment (if applicable), and (2) the second installment within 30 days following the later of (x) a settlement, dismissal or final judgment with respect to all Rain Litigation and (y) the first anniversary of the closing date of the Merger; and

(ii)	one or more payments (the “Development CVR Payments”) equal to either (A) 80% of certain net proceeds actually paid (subject to certain deductions including any applicable taxes, any reasonable and documented out-of-pocket costs and expenses incurred by Parent or any of its Affiliates in connection with (A) the applicable CVR Product(s), (B) Disposition business development efforts, (C) maintenance costs, (D) Parent’s efforts to negotiate or enter into any Disposition Agreement, or (E) certain other payments that constitute compensation to Parent), if any, from any sale, license, transfer or disposition (excluding licenses or transfers of materials to consultants, subcontractors, vendors, other service providers, or academic collaborators for the purpose of enabling the performance of services for Parent or any of its affiliates) (each, a “Disposition”) of any or all rights to milademetan, including any form or formulation, and any improvement or enhancement, of any such product, as well as any combination product in which at least one other active pharmaceutical ingredient is co-formulated or packaged together with milademetan (collectively, the “CVR Products”) that occurs within two years following the closing date of the Merger (the “Disposition Period”) but prior to Development Milestone (as defined below) being achieved or (B) $1,000,000, if a first patient is dosed with a CVR Product in a clinical stage study conducted by Parent or any of its affiliates, including the Surviving Corporation (the “Development Milestone”) within five years following the closing date of the Merger (the “Development Milestone Period”) but prior to the occurrence of any Disposition; provided, that in the case of a Disposition Parent may, in its reasonable discretion, withhold up to 20% of the CVR Proceeds consistent with the Disposition Agreement giving rise to the CVR Proceeds for the satisfaction of indemnity obligations under any Disposition Agreement in excess of any escrow fund established therein. The Development CVR Payment(s) shall be either the amount in subsection (A) or the amount in the subsection (B) (depending on the relative timing of a Disposition and the Development Milestone), and shall in no event be the sum or other combination of these two amounts.

●	When making a decision to tender your Shares, you should understand that it is possible that there will be no Cash CVR Payment.

●	In the event that a Disposition of CVR Products does not occur within the Disposition Period or the Development Milestone is not achieved within the Development Milestone Period, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. The date on which the Development Milestone Period expires is the “CVR Expiration Date,” provided that to the extent a Disposition of certain CVR Products takes place during the Disposition Period or the Development Milestone is achieved during the Development Milestone Period, the CVR Expiration Date (in the case of a Disposition, solely as it relates to the CVR Products in such Disposition) shall be the earlier to occur of ten (10) years following the Effective Time and the mailing by the Rights Agent to the address of each CVR Holder of all potential contingent payments (if any) required to be paid under the terms of the CVR Agreement.

●	The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Merger Sub or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

●	Additionally, during the Disposition Period, Merger Sub has agreed to use commercially reasonable efforts to either enter into one or more Disposition Agreements during the Disposition Period or to achieve the Development Milestone; provided that the foregoing shall not (i) require Merger Sub to actively solicit interest or proposals from third parties regarding a Disposition or (ii) constitute a guarantee by Merger Sub that it will enter into a Disposition Agreement or achieve the Development Milestone. The assessment of commercially reasonable efforts will take into account all relevant factors, including Parent’s resources, business plan(s), and/or priorities. It is understood that there is no minimum set of activities required to comply with this commercially reasonable efforts standard and that instead the activities required by this commercially reasonable efforts standard may change from time to time based upon then-current scientific, business, legal, financial, and other considerations.

●	Prior to a final, non-appealable determination on a motion to dismiss on any Rain Litigation, Parent or Rain shall not admit any liability with respect to, or settle, compromise or discharge, or offer to settle, compromise or discharge any Rain Litigation without the prior written consent of Fortis Advisors LLC, except as otherwise agreed between the parties to the CVR Agreement. Notwithstanding the foregoing, other than any consent required with respect to Rain Litigation pursuant to the terms of the CVR Agreement, Parent will control the defense of any Rain Litigation.

●	The CVR Agreement will be terminated and of no force or effect after ten (10) years from the date of the CVR Agreement.

●	It is currently anticipated that up to an aggregate of 36,394,143 CVRs will be issued. For more information regarding the CVR Agreement, see Section 11 – “Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other Agreements.”

IS IT POSSIBLE THAT NO PAYMENTS WILL BE PAYABLE TO THE HOLDERS OF CVRS IN RESPECT OF SUCH CVRS?

●	Yes. You will only receive payments with respect to your CVRs if (i)(A) there are net proceeds from a Disposition of CVR Products that occurs during the Disposition Period or (B) the Development Milestone is achieved during the Development Milestone Period or (ii)(A) the amount of net cash Rain has at 11:59 p.m. Eastern Time on January 25, 2024 (the “Expiration Date,” and such amount of net cash at the Expiration Date, “Rain Net Cash”) is more than the Target Net Cash or (B) the sum of (I) damages or losses (including special, punitive or indirect, consequential or incidental loss or damage of any kind as may be determined by a court in a final non-appealable judgment, including but not limited to lost profits), judgments, settlements and out-of-pocket costs and expenses (including court-ordered interest, court costs and fees and costs of attorneys, accountants and other experts, or other expenses of litigation or other proceedings or of any claim, default or assessment) incurred by Parent or its affiliates (including Rain following the Merger) related to any Rain Litigation and (II) the amount that Rain Net Cash is lower than Target Net Cash on the Expiration Date of this Offer, is less than $5,000,000. If none of the events described in clauses (i)(A), (i)(B), (ii)(A), or (ii)(B) above occur, you will receive only the Cash Consideration for your Shares and no payments with respect to your CVRs. It is not possible to predict whether a payment will or will not be payable with respect to the CVRs, or the amounts that would be paid if any payment is made. In considering whether to tender your Shares in the Offer, you should consider that it is entirely possible that no cash will be distributed to the holders of the CVR under the terms of the CVR Agreement.

MAY I TRANSFER MY CVRS?

●	The CVRs will not be transferable except: (i) upon death of the holder by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (iv) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner (and, if applicable, through an intermediary), in each case as allowable by the Depository Trust Company (“DTC”); or (v) to Parent without consideration.

ARE THERE OTHER MATERIAL TERMS OF THE CVRS?

●	In addition to the terms and conditions described above, the CVRs will not have any voting or dividend rights and will not represent any equity or ownership in Parent, Rain or Merger Sub. No interest will accrue or become payable in respect of any of the amounts that may become payable on the CVRs.

●	The CVR Agreement will be terminated upon the earliest to occur of (i) the mailing by the Rights Agent to each CVR holder all potential CVR Payment Amounts (if any) required to be paid under the CVR Agreement, (ii) the delivery of written notice of termination duly executed by Parent, Merger Sub and the holders of at least 30% of the outstanding CVRs or (iii) the later of the Development CVR Payment Expiration Date and the Cash CVR Payment Expiration Date; provided, that in any event, the CVR Agreement will be terminated and of no force or effect after ten (10) years from the date of the CVR Agreement. The “Development CVR Payment Expiration Date” is the date on which the Disposition Period expires, provided that to the extent a Disposition of certain CVR Products takes place during the Disposition Period or the Development Milestone is achieved during the Development Milestone Period, the Development CVR Payment Expiration Date (in the case of a Disposition, solely as it relates to the CVR Products in such Disposition) shall be the earlier to occur of 10 years following the Effective Time and the mailing by the Rights Agent to the address of each CVR Holder of all potential contingent payments (if any) required to be paid under the terms of the CVR Agreement. The “Cash CVR Payment Expiration Date” is the later to occur of 12 months following the Effective Time and the delivery by the Rights Agent to each CVR holder of all potential CVR payment amounts (if any) required to be paid with respect to any Cash CVR Payments.

WHY IS MERGER SUB MAKING THE OFFER?

●	Merger Sub is making the Offer because Merger Sub and Parent wish to acquire Rain. See Section 1 – “Terms of the Offer” and Section 11 – “Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other Agreements.”

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

●	Pursuant to the Merger Agreement, Merger Sub’s obligation to accept Shares tendered in the Offer is subject to conditions. Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and, subject to the terms of the Merger Agreement, may delay the acceptance for payment of or payment for Shares or may terminate or amend the Offer, if:

1.	prior to the Expiration Date, there shall not have been validly tendered and not validly withdrawn in accordance with the terms of the Offer a number of Shares that, together with the Shares, if any, then beneficially owned by Merger Sub or its affiliates (as such term is defined in Section 251(h) of the DGCL), would represent at least one (1) Share more than 50% of the number of Shares that are then issued and outstanding (the “Minimum Condition”);

2.	the Target Net Cash Condition (as defined below in Section 11 – “Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other Agreements – CVR Agreement”) is not satisfied;

3.	any of the other conditions exist or shall have occurred and be continuing at the Expiration Date:

(i)	there shall have been any law enacted, entered, promulgated, enforced or deemed applicable to the Offer that would: (A) make illegal or otherwise prohibit, restrain, enjoin, prevent or materially delay the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or CVR Agreement, (B) prohibit, restrain, enjoin, prevent or limit the ownership, operation or control by Rain, Parent or any of their respective subsidiaries of any CVR Product (or any intellectual property related thereto), or other material portion of the business or assets of Rain, Parent or any of their respective subsidiaries, or to compel Rain, Parent or any of their respective subsidiaries to dispose of or hold separate any CVR Product (or any intellectual property related thereto) or any other material portion of the business or assets of Rain, Parent or any of their respective subsidiaries or (C) impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any Shares (or shares of capital stock of the Surviving Corporation), including the right to vote the Shares purchased or owned by them on all matters properly presented to stockholders of Rain;

(ii)	there shall be any action brought by, or before, any governmental entity seeking to: (A) make illegal or otherwise prohibit, restrain, enjoin or prevent or materially delay the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or CVR Agreement, (B) prohibit, restrain, enjoin or prevent or limit the ownership, operation or control by Rain, Parent or any of their respective subsidiaries of any CVR Product (or any intellectual property related thereto) or other material portion of the business or assets of Rain, Parent or any of their respective subsidiaries, or to compel Rain, Parent or any of their respective subsidiaries to dispose of or hold separate any CVR Product (or any intellectual property related thereto) or any other material portion of the business or assets of Rain, Parent or any of their respective subsidiaries or (C) impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any Shares (or shares of capital stock of the Surviving Corporation), including the right to vote the Shares purchased or owned by them on all matters properly presented to stockholders of Rain;

(iii)	since the date of the Merger Agreement, there shall have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually on in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect (see Section 13 – “Conditions of the Offer”);

(iv)	(A) Rain shall have breached or failed to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement, (B) (I) the representations and warranties of Rain set forth in Section 4.1(a) (Organization, Standing and Power), the final sentence of Section 4.3 (Subsidiaries), and Sections 4.4 (Authority), 4.5(a)(i) (No Conflict; Consents and Approvals), 4.14 (State Takeover Statutes), 4.15 (Section 251(h)), 4.16 (No Rights Plan), 4.17 (Brokers) and 4.25 (Opinion of Financial Advisor) of the Merger Agreement shall not be true and correct in all material respects as of the date of the Merger Agreement or as of and as though made on the Expiration Date, (II) the representations and warranties of Rain set forth in Section 4.2 of the Merger Agreement shall not be true and correct in all respects as of the date of the Merger Agreement or as of and as though made on the Expiration Date, (III) the representations and warranties of Rain set forth in Section 4.2 of the Merger Agreement shall not be true and correct in all respects as of the date of the Merger Agreement or as of and as though made on the Expiration Date, except to the extent the failures of such representations to be true and correct in all respects individually or in the aggregate would not reasonably be expected to result in an increase in the aggregate value of the consideration payable by Parent in connection with the Merger of more than $500,000 in the aggregate, as compared to what such aggregate amount would have been if such representations and warranties had been true and correct in all respects, (it being understood that, for purposes of determining the truth and correctness of such representations and warranties, (x) any update or modification of the Rain disclosure letter purported to have been made after the date of the Merger Agreement shall be disregarded and (y) the truth and correctness of those representations and warranties that address matters only as of a specific date shall be measured only as of such date); or (IV) any of the remaining representations and warranties of Rain set forth in the Merger Agreement shall not be true and correct as of the date of the Merger Agreement or as of and as though made on the Expiration Date, except for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being understood that, for purposes of determining the truth and correctness of such representations and warranties, (x) any update or modification of the Rain disclosure letter purported to have been made after the date of the Merger Agreement shall be disregarded, (y) the truth and correctness of those representations and warranties that address matters only as of a specific date shall be measured only as of such date, and (z) all materiality and “Company Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded); or (C) Parent and Merger Sub shall not have received a certificate of an executive officer of Rain, dated as of the scheduled Expiration Date, to the effect set forth in the foregoing clauses (A) and (B); or

(v)	the Merger Agreement shall have been terminated in accordance with its terms.

Merger Sub reserves the right to waive certain of the conditions to the Offer in its sole discretion; provided that Merger Sub may not waive the Minimum Condition.

The Offer is subject to other conditions in addition to those set forth above. A more detailed discussion of the conditions to consummation of the Offer is contained in the Introduction, Section 1 – “Terms of the Offer” and Section 13 – “Conditions of the Offer.”

IS THERE AN AGREEMENT GOVERNING THE OFFER?

●	Yes. Rain, Parent and Merger Sub have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 11 – “Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other Agreements.”

DOES PARENT HAVE FINANCIAL RESOURCES TO MAKE PAYMENTS IN THE OFFER AND, IF REQUIRED, IN RESPECT OF THE CVRS?

●	Yes. Parent expects to fund the purchase of the Shares in the Offer, and the payment of any amounts payable with respect to the CVRs, on the payment dates applicable thereto, with Parent’s available cash on hand as of Closing. In connection with the execution of the Merger Agreement, 346 Short LLC (the “346”), has agreed to fund solely a portion of the Cash Consideration and certain other cash amounts to be paid by Parent or Merger Sub at the closing, subject to the terms and conditions set forth in the commitment letter, dated as of December 13, 2023, by and among Parent, Rain and 346 (the “Commitment Letter”). Pursuant to the Commitment Letter, 346 has agreed to contribute to Parent at or prior to the Acceptance Time (as defined in Section 1 – “Terms of the Offer”), directly or indirectly through one or more intermediaries, an aggregate amount of $25,000,000 (the “Equity Commitment”). The Equity Commitment will be used by Parent solely to fund a portion of the Cash Consideration and certain other cash amounts to be paid by Parent or Merger Sub at the closing pursuant to the Merger Agreement, on the terms set forth in the Merger Agreement; provided, that 346 shall not, under any circumstances, be obligated to contribute or cause to be contributed to Parent more than the Equity Commitment. The Cash Consideration and the Merger Consideration (exclusive of CVRs) will be funded from the Equity Commitment. Otherwise, the amount to be funded pursuant to the Commitment Letter may be reduced on a dollar-for-dollar basis in the event Parent and Merger Sub do not require the full amount of the Equity Commitment, solely to the extent it will be possible, notwithstanding such reduction, for Parent and Merger Sub to consummate the transactions contemplated by the Merger Agreement in accordance with the terms thereof; provided, that any such reduction shall only occur simultaneously with the occurrence of the Closing. For the avoidance of doubt, if the Closing shall not occur for any reason, 346 shall have no obligation to fund the Equity Commitment. 346’s Equity Commitment is subject to certain additional conditions set forth in the Commitment Letter. See Section 11 – “Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other Agreements” and Section 12 – “Source and Amount of Funds.”

SHOULD MERGER SUB’S FINANCIAL CONDITION BE RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

●	No, we do not believe it is relevant for the reasons set forth herein. The funds to pay for all Shares accepted for payment in the Offer will be funded by Parent with cash on hand, a portion of which will be received from 346 pursuant to the Equity Commitment Letter prior to the Acceptance Time. In connection with the execution of the Merger Agreement, 346 has agreed to fund a portion of the Cash Consideration and certain cash amounts to be paid by Parent or Merger Sub at the closing, subject to the terms and conditions set forth in the Commitment Letter.

●	Merger Sub has been organized solely in connection with the Merger Agreement and this Offer and has not carried on any activities other than in connection with the Merger Agreement and this Offer. Because the form of payment consists solely of cash (which is supported by 346’s Equity Commitment) and CVRs, the Offer is not subject to any financing conditions, the Offer is for all outstanding Shares of Rain, and because of the lack of any relevant historical information concerning Merger Sub, Merger Sub’s financial condition is not relevant to your decision to tender in the Offer. See Section 12 – “Source and Amount of Funds.”

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

●	You will have until one minute after 11:59 p.m. Eastern Time on January 25, 2024, to tender your Shares in the Offer, unless Merger Sub extends the Offer, in which event you will have until the Expiration Date of the Offer as so extended. See also Section 1 – “Terms of the Offer.”

CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

●	Yes, the Offer can be extended. We have agreed in the Merger Agreement, subject to our rights to terminate the Merger Agreement in accordance with its terms, that if on any then-scheduled Expiration Date of the Offer the Minimum Condition has not been satisfied or any Offer Condition (as defined in Section 13 – “Conditions of the Offer”) has not been satisfied or waived by Merger Sub (set forth in Section 13 – “Conditions of the Offer”), Merger Sub may extend the Offer as follows and only with the consent of Rain: (i) for one (1) or more occasions in consecutive increments of up to ten (10) business days each (or such longer period as may be agreed by Rain and Parent) in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Merger Sub to waive any Offer Condition to the extent permitted under the Merger Agreement); and (ii) Merger Sub may extend the Offer for the minimum period required by applicable law, requirement, interpretation or position of the SEC or its staff or Nasdaq Global Select Market (“Nasdaq”) or its staff; provided, however, that Parent shall not be required to extend the Offer and the then scheduled Expiration Date to a date later than February 15, 2024, (the “Outside Date”).

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

●	If Merger Sub extends the Offer, we will inform Equiniti Trust Company, LLC the depositary and paying agent for this Offer (the “Depositary and Paying Agent”), of that fact and will issue a press release giving the new Expiration Date no later than 9:00 a.m. Eastern Time on the next Business Day after the day on which the Offer was previously scheduled to expire. See Section 1 – “Terms of the Offer.”

HOW DO I TENDER MY SHARES?

●	If you hold your Shares directly as the registered owner, you can: (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary and Paying Agent; or (ii) tender your Shares by following the procedure for book-entry set forth in Section 3 – “Procedures for Tendering Shares,” not later than the expiration of the Offer. See Section 3 – “Procedures for Tendering Shares.” The Letter of Transmittal is enclosed with this Offer to Purchase.

●	If you hold your Shares in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

●	In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary and Paying Agent of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in Section 3 – “Procedures for Tendering Shares”) and a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares. See also Section 2 – “Acceptance for Payment and Payment for Shares.”

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

●	You may withdraw previously tendered Shares any time prior to one minute after 11:59 p.m. Eastern Time on January 25, 2024, unless Merger Sub extends the Offer. See Section 4 – “Withdrawal Rights.”

●	In addition, pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended, Shares may be withdrawn at any time after February 25, 2024, which is the 60th day after the date of the commencement of the Offer, unless such Shares have already been accepted for payment by Merger Sub pursuant to the Offer.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

●	To withdraw previously tendered Shares, you must deliver a written or facsimile notice of withdrawal with the required information to the Depositary and Paying Agent while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4 – “Withdrawal Rights.”

WHAT DOES RAIN’S BOARD OF DIRECTORS THINK OF THE OFFER?

●	Rain’s board of directors (the “Board”) has unanimously recommended that you accept the Offer. Rain’s full statement on the Offer is set forth in its Solicitation/Recommendation Statement on Schedule 14D-9, which it has filed with the SEC concurrently with the filing of our Tender Offer Statement on Schedule TO dated December 27, 2023. See also the “Introduction” below.

Have any Company stockholders entered into agreements with Parent or Purchaser requiring such stockholders to tender their Shares?

●	Yes. In connection with the execution of the Merger Agreement, Parent and Purchaser entered into Support Agreements (the “Support Agreements”), dated as of December 13, 2023, with Boxer Capital, BVF Partners and Avanish Vellanki (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), which collectively own approximately 44% of the outstanding Shares as of December 11, 2023. Subject to the terms and conditions of the Support Agreements, the Supporting Stockholders have agreed, among other things, to validly tender or cause to be validly tendered into the offer (and to not withdraw or cause or permit to be withdrawn), all of the Shares beneficially owned by such Supporting Stockholders. The Support Agreements will terminate with respect to a particular Supporting Stockholder upon the earliest to occur of (i) the Effective Time, (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) an amendment to the Merger Agreement effected without the Supporting Stockholders’ written consent that deceases the amount, or changes the form of consideration payable to all stockholders of Rain pursuant to the terms of the Merger Agreement and (iv) the mutual written consent of Parent, Merger Sub and such Supporting Stockholder.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES ARE NOT TENDERED?

●	If we accept Shares for payment pursuant to the Offer, then the Minimum Condition will have been satisfied and we will hold a sufficient number of Shares to effect the Merger without a vote by Rain stockholders under the DGCL. If the Merger occurs, then Rain will become a wholly owned subsidiary of Parent and each issued and then outstanding Share immediately prior to the Effective Time (other than any Shares held by or in the treasury of Rain, any Shares owned, directly or indirectly, by Parent or Merger Sub and any Shares held by stockholders who have properly demanded and exercised and not effectively withdrawn their respective demand or otherwise lost their respective rights to appraisal pursuant to Section 262 of the DGCL) will be canceled and converted automatically into the right to receive the Offer Price, without interest. For more information, see the “Introduction” below.

●	Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. As required by Section 251(h) of the DGCL, the Merger Agreement provides that the Merger shall be effected as soon as practicable following the consummation of the Offer. See Section 11 – “Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other Agreements.”

IF THE OFFER IS COMPLETED, WILL RAIN ONCOLOGY INC. CONTINUE AS A PUBLIC COMPANY?

●	No. Immediately following consummation of the Offer and satisfaction or waiver (to the extent permitted by applicable law) of the conditions to the Merger, we expect to complete the Merger pursuant to applicable provisions of the DGCL, after which the Surviving Corporation will be a wholly owned subsidiary of Parent, and the Shares will no longer be publicly traded. See Section 7 – “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations.”

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

●	If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive in the Merger the right to receive the Offer Price as if you had tendered your Shares in the Offer.

●	If you decide not to tender your Shares in the Offer and the Merger does not occur, you will remain a stockholder of Rain. Subject to limited conditions, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the Merger to occur. See Section 7 – “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations.”

●	Following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers. See Section 7 – “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations.”

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

●	On December 26, 2023, the last full trading day before we commenced the Offer, the last reported closing price per Share reported on Nasdaq was $1.21. See Section 6 – “Price Range of Shares; Dividends.”

IF I ACCEPT THE OFFER, WHEN AND HOW WILL I GET PAID?

●	If the conditions to the Offer as set forth in the Introduction and Section 13 – “Conditions of the Offer” are satisfied or waived and Merger Sub consummates the Offer and accepts your Shares for payment, we will pay you a dollar amount equal to the number of Shares you tendered multiplied by $1.16 in cash, plus one CVR per Share, in each case without interest promptly following the time at which Merger Sub accepts for payment Shares tendered in the Offer (and in any event within three (3) business days). See Section 1 – “Terms of the Offer” and Section 2 – “Acceptance for Payment and Payment for Shares.”

●	In the case of Development CVR Payments (if any), we will pay to the holder of each CVR an amount in cash equal to the CVR Proceeds within 30 days following the receipt of proceeds from a Disposition during the Disposition Period pursuant to which CVR Proceeds are payable, or within 30 days following the achievement of the Development Milestone during the Development Milestone Period pursuant to which CVR Proceeds are payable.

●	In the case of Cash CVR Payments with respect to an Excess Cash Adjustment (if any), we will pay to the holder of each CVR an amount in cash equal to the CVR Proceeds within 30 days following the final determination of such Excess Cash Adjustment.

●	In the case of any other Cash CVR Payments, we will pay to the holder of each CVR an amount in cash equal to the CVR Proceeds within 30 days after the later of (i) the final and non-appealable resolution of any Rain Litigation or (ii) the first anniversary of the Effective Time.

●	There can be no assurance that any amounts will be paid pursuant to the CVR Agreement.

●	For more information regarding the CVR Agreement, see Section 11 – “Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other Agreements.”

IF I AM AN EMPLOYEE OF RAIN, HOW WILL MY OUTSTANDING EQUITY AWARDS BE TREATED IN THE OFFER AND THE MERGER?

●	Immediately prior to the Effective Time, each outstanding option to purchase Shares granted under Rain’s Amended and Restated 2018 Stock Option/Stock Issuance Plan or 2021 Equity Incentive Plan, pursuant to an inducement award, or otherwise (“Rain Stock Plans”) (each, a “Rain Stock Option”) shall be cancelled for no consideration.

●	Each restricted stock unit settleable in Shares granted under the Rain Stock Plans (each, a “Rain RSU”) that is outstanding and unvested as of immediately prior to the Effective Time shall vest in full and, at the Effective Time, shall automatically be cancelled and converted into the right to receive (i) the product of (A) the total number of shares of Common Stock then underlying such Rain RSU multiplied by (B) the Cash Consideration, without any interest thereon and (ii) one CVR for each share of common stock subject thereto.

WHAT ARE THE PRINCIPAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF TENDERING MY SHARES IN THE OFFER OR HAVING MY SHARES EXCHANGED FOR THE OFFER PRICE PURSUANT TO THE MERGER?

●	The receipt of cash and CVRs in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a holder recognizes, and the timing and character of such gain or loss, will depend on the U.S. federal income tax treatment of the CVRs, with respect to which there is uncertainty. We will report the receipt of the CVRs as part of a closed transaction for U.S. federal income tax purposes. Assuming such treatment is respected by the Internal Revenue Service (“IRS”), a U.S. Holder (as defined below in Section 5 – “Certain U.S. Federal Income Tax Consequences of the Offer and the Merger”) is expected (except to the extent any portion of such payment is required to be treated as imputed interest as defined below in Section 5 – “Certain U.S. Federal Income Tax Consequences of the Offer and the Merger”) to recognize capital gain or loss on a sale of Shares for the Offer Price pursuant to the Offer or an exchange of Shares for the Offer Price pursuant to the Merger, in an amount equal to the difference, if any, between: (i) the amount of cash received plus the fair market value (determined as of the closing of the Offer or the Effective Time, as the case may be) of any CVRs received; and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold or exchanged. We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger (including the application and effect of any state, local or non-U.S. income and other tax laws). See Section 5 – “Certain U.S. Federal Income Tax Consequences of the Offer and the Merger” for a more detailed discussion of certain U.S. federal income tax consequences of the Offer and the Merger.

The U.S. federal, state, local and foreign income and other tax consequences to holders or beneficial owners of Rain Stock Options or Rain RSUs participating in the Merger with respect to such Rain Stock Options or Rain RSUs are not discussed herein, and such holders or beneficial owners of Rain Stock Options or Rain RSUs are strongly encouraged to consult their own tax advisors regarding such tax consequences. We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

WILL I HAVE THE RIGHT TO HAVE MY SHARES APPRAISED?

●	No appraisal rights are available to the holders of Shares in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if Merger Sub purchases Shares in the Offer and the Merger is consummated, holders of Shares outstanding as of immediately prior to the Effective Time and beneficial owners of Rain who: (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the time Parent accepts properly tendered Shares for purchase); (ii) otherwise comply with the applicable procedures under Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by Rain and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery, will be entitled to demand appraisal of their Shares and receive in lieu of the consideration payable in the Merger a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL plus interest if any, on the amount determined to be the fair value.

●	The “fair value” of the Shares as determined by the Delaware Court of Chancery could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of such Shares. Stockholders should recognize that the value determined in an appraisal proceeding of the Delaware Court of Chancery could be higher or lower than, or the same as, the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under the DGCL. Moreover, Parent and Rain may argue in an appraisal proceeding that, for purposes of such proceeding, the “fair value” of such Shares is less than the Offer Price.

●	Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

●	The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law, including without limitation, Section 262 of the DGCL. A copy of Section 262 of the DGCL is made publicly available online at https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

●	If you tender your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

WITH WHOM MAY I TALK IF I HAVE QUESTIONS ABOUT THE OFFER?

●	You can call MacKenzie Partners, Inc., the Information Agent, toll-free at (800) 322-2885 or email them at tenderoffer@mackenziepartners.com. See the back cover of this Offer to Purchase.

To All Holders of Shares of

Rain Oncology Inc.

INTRODUCTION

WK Merger Sub, Inc., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of Pathos AI, Inc., a Delaware corporation (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Rain other than Shares held in the treasury of Rain or Shares owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time (as defined below) which will be canceled without any consideration (the “Excluded Shares”), for (i) $1.16 in cash per Share (the “Cash Consideration”), without interest, plus (ii) one contingent value right per Share (each, a “CVR”), which CVR shall represent the right to receive potential payments pursuant to the contingent value rights agreement, to be entered into among Parent, Merger Sub, Equiniti Trust Company, LLC (the “Rights Agent”) and Fortis Advisors LLC (the “Representative”), the form of which is attached as Exhibit C to the Merger Agreement (the “CVR Agreement”) (the Cash Consideration plus one CVR, collectively, the “Offer Price”), all upon the terms and subject to the conditions described in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 13, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among Rain, Parent and Merger Sub, pursuant to which, following the completion of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into Rain, without a meeting of the Rain stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Rain continuing as the surviving corporation in the merger (such corporation, the “Surviving Corporation” and such merger, the “Merger”) and as a wholly owned subsidiary of Parent. The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

As noted in the Summary Term Sheet, there is a risk that you may receive no payments under the CVRs. Therefore, in making a decision to tender your Shares, you should understand that if the CVR does not generate any payments, the only consideration that you would receive in the Offer is the $1.16 per Share that is being offered as the Cash Consideration under the Offer.

If your Shares are registered in your name and you tender directly to Equiniti Trust Company, LLC, the depositary for the Offer (the “Depositary and Paying Agent”), you will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Merger Sub pursuant to the Offer. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with such institution as to whether they charge any service fees or commissions.

We will pay all charges and expenses of the Depositary and Paying Agent and MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”).

Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and, subject to the terms of the Merger Agreement, may delay the acceptance for payment of or payment for Shares or may terminate or amend the Offer, if:

1.	prior to one minute after 11:59 p.m. Eastern Time on January 25, 2024 (the “Expiration Date”), there shall not have been validly tendered and not validly withdrawn in accordance with the terms of the Offer a number of Shares that, together with the Shares, if any, then beneficially owned by Merger Sub or its affiliates (as such term is defined in Section 251(h) of the DGCL), would represent at least one (1) Share more than 50% of the number of Shares that are then issued and outstanding (the “Minimum Condition”); or

2.	any of the conditions set forth in Section 13 – “Conditions of the Offer” shall exist or shall have occurred and be continuing at the Expiration Date.

Merger Sub reserves the right to waive certain of the conditions to the Offer in its sole discretion; provided that Merger Sub may not waive the Minimum Condition. See Section 13 – “Conditions of the Offer.”

The Offer will expire one minute after 11:59 p.m. Eastern Time on January 25, 2024, unless the Offer is extended. See Section 1 – “Terms of the Offer,” Section 13 – “Conditions of the Offer” and Section 15 – “Certain Legal Matters; Regulatory Approvals.”

After careful consideration, Rain’s board of directors (the “Rain Board”) has: (i) determined that the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Rain's stockholders, (ii) approved and declared advisable that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and resolved that the Merger is governed by Section 251(h) of the DGCL, and (iii) resolved to recommend that Rain’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

For reasons considered by the Rain Board, see Rain’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

The Offer is being made in connection with the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be effected. The Merger shall become effective upon acceptance of the certificate of merger filed with the Secretary of State of the State of Delaware (or at such subsequent date and time as may be agreed by Parent, Rain and Merger Sub and specified in the certificate of merger) (the “Effective Time”).

In connection with the execution of the Merger Agreement, Parent and Purchaser entered into Support Agreements, dated as of December 13, 2023, with the Supporting Stockholders, which together own approximately 44% of the outstanding Shares as of December 11, 2023. Subject to the terms and conditions of the Support Agreements, the Supporting Stockholders have agreed, among other things, to validly tender or cause to be validly tendered into the Offer (and to not withdraw or cause or permit to be withdrawn), all of the Shares beneficially owned by such Supporting Stockholders. The Support Agreements will terminate with respect to a particular Supporting Stockholder upon the earliest to occur of (i) the Effective Time, (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) an amendment to the Merger Agreement effected without the Supporting Stockholders’ written consent that deceases the amount, or changes the form of consideration payable to all stockholders of Rain pursuant to the terms of the Merger Agreement and (iv) the mutual written consent of Parent, Merger Sub and such Supporting Stockholder.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than: (i) any Shares held in the treasury of Rain; (ii) each Share owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time; and (iii) any Shares owned by Rain’s stockholders who have properly exercised and perfected their demands for appraisal of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time) will be canceled and will be converted automatically into the right to receive consideration equal to the Offer Price payable, without any interest, to the holder of such Share, upon surrender of the certificate that formerly evidenced such Share or, with respect to uncertificated Shares, upon the receipt by the Depositary and Paying Agent of an Agent’s Message (as defined in Section 3 – “Procedures for Tendering Shares”) relating to such Shares.

The Merger Agreement is more fully described in Section 11 – “Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other Agreements,” which also contains a discussion of the treatment of Rain RSUs and Rain Stock Options in the Merger. Section 5 – “Certain U.S. Federal Income Tax Consequences of the Offer and the Merger” below describes certain U.S. federal income tax consequences generally applicable to Holders (as defined below in Section 5 – “Certain U.S. Federal Income Tax Consequences of the Offer and the Merger”) whose Shares are tendered and accepted for purchase pursuant to the Offer or whose Shares are exchanged in the Merger.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, approval of the Merger will not require a vote of Rain’s stockholders. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that: (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of Rain to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger; (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of Rain to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the Merger Agreement; and (iii) at the time that the Rain Board approves the Merger Agreement, no other party to the Merger Agreement is an “interested stockholder” under the DGCL. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Rain will not be required to submit the adoption of the Merger Agreement to a vote of its stockholders. As a result of the Merger, Rain will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent. See Section 11 – “Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other Agreements.”

The Merger Agreement, the CVR Agreement, this Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment, purchase and pay for all Shares validly tendered prior to the expiration of the Offer, and not properly withdrawn in accordance with the procedures set forth in Section 4 – “Withdrawal Rights.” The Offer will expire one minute after 11:59 p.m. Eastern Time on January 25, 2024 (the “Expiration Date”), unless we have extended the Offer in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” will mean the date to which the initial expiration date of the Offer is so extended.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions described in Section 13 – “Conditions of the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 11 – “Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other Agreements – Summary of the Merger Agreement – Termination” occur.

Merger Sub expressly reserves the right, in its sole discretion, to: (i) increase the Offer Price (by increasing the Cash Consideration (as defined in the Merger Agreement) and/or the amounts that may become payable pursuant to the CVR Agreement); (ii) waive any Offer Condition; and (iii) modify any of the other terms and conditions of the Offer to the extent not inconsistent with the terms of the Merger Agreement, except that Rain’s consent is required for Merger Sub to:

(1)	reduce the Offer Price;

(2)	change the form of consideration payable in the Offer;

(3)	reduce the number of Shares sought to be purchased in the Offer;

(4)	waive, amend or change the Minimum Condition or the Target Net Cash Condition;

(5)	add to the Offer Conditions;

(6)	extend the expiration of the Offer except as provided in the Merger Agreement;

(7)	provide for any “subsequent offering period” within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or

(8)	modify any the Offer Conditions or other terms of the Offer set forth in the Merger Agreement in any manner that adversely affects the holders of Shares or that would reasonably be expected to prevent, materially delay or impair the consummation of the Offer or the ability of Parent or Merger Sub to consummate the Offer, the Merger or the other transactions contemplated in the Merger Agreement.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer and the Merger Agreement, including the Minimum Condition, Merger Sub will accept for payment (the date and time of such acceptance, the “Acceptance Time”) and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Date. The Offer will not permit Shares to be tendered pursuant to guaranteed delivery procedures.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration. We also expressly reserve the right to modify the terms of the Offer, subject to compliance with the Exchange Act, the Merger Agreement and the restrictions identified in paragraphs (1) through (8) above.

The Merger Agreement provides that: if on any then-scheduled Expiration Date of the Offer the Minimum Condition has not been satisfied or any other Offer Condition (as defined in Section 13 – “Conditions of the Offer”) has not been satisfied or waived by Merger Sub or any of the other conditions to the Offer (set forth in Section 13 – “Conditions of the Offer”) have not been satisfied or waived by Merger Sub, Merger Sub may, with the consent of Rain, extend the Offer (i) for periods of up to ten (10) business days each (or such longer period as may be agreed by Rain and Parent) in order to permit such Offer Condition to be satisfied or (ii) for any period required by any law, interpretation or position of the SEC or the staff thereof or the rules of Nasdaq or its staff applicable to the Offer, but in no event shall Parent or Merger Sub be permitted to extend the Offer beyond the Outside Date without the consent of Rain. See Section 11 – “Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other Agreements.”

There can be no assurance that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period pursuant to the paragraphs above, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4 – “Withdrawal Rights.”

Without Rain’s consent, there will not be a subsequent offering period for the Offer.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten (10) business days following such change to allow for adequate disclosure to stockholders.

We expressly reserve the right, in our sole discretion, subject to the terms and upon the conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer set forth in Section 13 – “Conditions of the Offer” have not been satisfied. Under certain circumstances, Parent and Merger Sub may terminate the Merger Agreement and the Offer.

Any extension, waiver or amendment of the Offer or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m. Eastern Time on the next business day after the Expiration Date in accordance with the public announcement requirements of Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting our obligation under such rule or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to the PR Newswire (or such other national media outlet or outlets we deem prudent) and making any appropriate filing with the SEC.

Promptly following the purchase of Shares in the Offer, we expect to complete the Merger without a vote of the stockholders of Rain pursuant to Section 251(h) of the DGCL.

Rain has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Rain’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 13 – “Conditions of the Offer,” we will immediately after the Expiration Date irrevocably accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer and, promptly after the Acceptance Time (and in any event within the business day), pay for such Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary and Paying Agent of: (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary and Paying Agent’s account at DTC pursuant to the procedures set forth in Section 3 – “Procedures for Tendering Shares;” (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal); and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by Depositary and Paying Agent. See Section 3 – “Procedures for Tendering Shares.”

For purposes of the Offer, if and when Merger Sub gives oral or written notice to the Depositary and Paying Agent of its acceptance for payment of such Shares pursuant to the Offer, then Merger Sub has accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary and Paying Agent’s account at DTC pursuant to the procedures set forth in Section 3 – “Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

3.	Procedures for Tendering Shares.

Valid Tender of Shares. To validly tender Shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal and any other customary documents required by the Depositary and Paying Agent, must be received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer and either: (i) certificates representing Shares tendered must be delivered to the Depositary and Paying Agent; or (ii) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary and Paying Agent (which confirmation must include an Agent’s Message (as defined below) if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and Paying Agent and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation (as defined below) that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Merger Sub may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary and Paying Agent will take steps to establish and maintain an account with respect to the Shares at DTC for purposes of the Offer. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary and Paying Agent’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. The confirmation of a book-entry transfer of Shares into the Depositary and Paying Agent’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary and Paying Agent.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed: (i) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be registered or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary and Paying Agent, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements. Merger Sub will pay for Shares tendered (and not validly withdrawn) pursuant to the Offer only after timely receipt by the Depositary and Paying Agent of: (i) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares; (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal); and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary and Paying Agent. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary and Paying Agent. Under no circumstances will Merger Sub pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through the Depositary and Paying Agent.

Binding Agreement. Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints Merger Sub’s designees as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Rain, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares we must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. Merger Sub reserves the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. Merger Sub also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, Merger Sub or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Merger Sub’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other documents related to the Offer) will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction.

Backup Withholding. Payments made to a stockholder upon such stockholder’s exchange of Shares pursuant to the Offer or the Merger may be subject to information reporting, and the Cash Consideration paid to a holder of Shares may be subject to backup withholding (currently at the rate of 24%). In addition, payments with respect to a CVR may be subject to information reporting and backup withholding.

A U.S. Holder (as defined below in Section 5 – “Certain U.S. Federal Income Tax Consequences of the Offer and the Merger”) will not be subject to backup withholding if: (i) the U.S. Holder: (A) furnishes a correct taxpayer identification number (“TIN”) and complies with certain certification procedures (generally, by providing a properly completed and executed IRS Form W-9, which will be included with the applicable Letter of Transmittal to be returned to the Depositary and Paying Agent); or (B) otherwise establishes to the satisfaction of the Depositary and Paying Agent that such U.S. Holder is exempt from backup withholding; and (ii) with respect to payments on the CVRs, provides the Rights Agent with a certification described in clause (i)(A) of this sentence or otherwise establishes an exemption from backup withholding.

A Non-U.S. Holder (as defined below in Section 5 – “Certain U.S. Federal Income Tax Consequences of the Offer and the Merger”) will generally not be subject to backup withholding if the Non-U.S. Holder certifies to the applicable withholding agent that it is exempt from backup withholding by providing a properly executed IRS Form W-8BEN-E or W-8BEN, as applicable (or other applicable IRS Form W-8) or otherwise establishes an exemption. Non-U.S. Holders should consult their own tax advisors to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. However, a stockholder has withdrawal rights that are exercisable until the expiration of the Offer (i.e., at any time prior to one minute after 11:59 p.m. Eastern Time on January 25, 2024), or in the event the Offer is extended, on such date and time to which the Offer is extended. In addition, pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after February 25, 2024, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Merger Sub has accepted for payment the Shares validly tendered in the Offer.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Merger Sub or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering Shares described in Section 3 – “Procedures for Tendering Shares” at any time prior to the expiration of the Offer.

If Merger Sub extends the Offer, delays its acceptance for payment of Shares, or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to Merger Sub’s rights under the Offer, the Depositary and Paying Agent may nevertheless, on Merger Sub’s behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholder’s exercise of withdrawal rights as described in this Section 4.

5.	Certain U.S. Federal Income Tax Consequences of the Offer and the Merger.

The following summary describes certain U.S. federal income tax consequences generally applicable to Holders (as defined below) whose Shares are exchanged for cash and CVRs in the Offer or Merger. This summary is for general information only and is not tax advice. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, published rulings, administrative pronouncements and judicial decisions, all as in effect on the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change could affect the continuing validity of this summary. This summary addresses only Holders who hold their Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) and does not address all of the tax consequences that may be relevant to Holders in light of their particular circumstances or to certain types of Holders subject to special treatment under the Code, including pass-through entities (including partnerships and S corporations for U.S. federal income tax purposes) and partners or investors who hold their Shares through such entities, certain financial institutions, brokers, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, insurance companies, expatriates, mutual funds, real estate investment trusts, regulated investment companies, cooperatives, tax-exempt organizations (including private foundations), retirement plans, controlled foreign corporations, passive foreign investment companies, persons who are subject to the alternative minimum tax, persons who hold their Shares as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment, or other risk-reduction transaction for U.S. federal income tax purposes, stockholders that have a functional currency other than the U.S. dollar, persons that own or have owned within the past five years (or are deemed to own or to have owned within the past five years) 5% or more of the outstanding Shares, Holders of Shares that exercise appraisal rights, and persons who acquired their Shares upon the vesting and cancellation of Rain Stock Options or Rain RSUs in connection with the Merger or otherwise as compensation. This summary does not address any U.S. federal estate, gift, or other non-income tax consequences, the effects of the Medicare contribution tax on net investment income, or any state, local, or non-U.S. tax consequences.

As used in this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the U.S.; (ii) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) has the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of Shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes, and the term “Holder” or “Holders” means a U.S. Holder or a Non-U.S. Holder.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) exchanges Shares for cash and CVRs pursuant to the Offer or the Merger, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership, and certain determinations made at the partner level. The partnership and partners of the partnership holding Shares should consult their tax advisors regarding the particular tax consequences applicable to them of exchanging Shares for cash and CVRs pursuant to the Offer or the Merger and owning the CVRs.

We have not sought, and do not expect to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein, and no assurance can be given that the IRS will not take a position contrary to the discussion below, or that a court will not sustain any challenge by the IRS in the event of litigation.

Holders are urged to consult their tax advisors to determine the tax consequences to them of exchanging Shares for cash and CVRs pursuant to the Offer or the Merger, and ownership of the CVRs, in light of their particular circumstances.

U.S. Holders. The exchange of Shares for cash and CVRs pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder recognizes, and the timing and character of a portion of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs, with respect to which there is a significant amount of uncertainty. The installment method of reporting any gain attributable to the receipt of a CVR generally will not be available with respect to the disposition of Shares pursuant to the Offer or the Merger because the Shares are traded on an established securities market.

There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of the CVRs or payments received thereunder in connection with the Offer or the Merger. The receipt of the CVRs as part of the Offer or the Merger consideration might be treated as a “closed transaction” or as an “open transaction” for U.S. federal income tax purposes.

Pursuant to U.S. Treasury Regulations addressing contingent payment obligations analogous to the CVRs, if the fair market value of the CVR is “reasonably ascertainable,” a U.S. Holder should treat the transaction as a “closed transaction” and treat the fair market value of the CVRs as part of the consideration received in the Offer or the Merger for purposes of determining gain or loss. On the other hand, if the fair market value of the CVRs cannot be reasonably ascertained, a U.S. Holder may treat the transaction as an open transaction for purposes of determining gain or loss. These Treasury Regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable. There is no authority directly addressing whether contingent payment rights with characteristics similar to the rights under a CVR should be treated as “open transactions” or “closed transactions,” and such question is inherently factual in nature. The CVRs also may be treated as contract rights, debt instruments or deferred payment contract rights for U.S. federal income tax purposes, which would affect the amount, timing, and character of any gain, income or loss with respect to the CVRs. We urge you to consult your own tax advisor with respect to the proper characterization of the receipt of, and payments made with respect to, a CVR.

As a result, we cannot express a definitive conclusion as to the U.S. federal income tax treatment of receipt of the CVRs or receipt of any payment pursuant to the CVRs. Based on the specific characteristics of the CVRs, we intend to treat the receipt of the CVRs as a closed transaction and payments received pursuant to the CVRs as amounts realized on the disposition (or partial disposition) of the CVRs. We cannot give any assurance that the IRS would not assert, or that a court would not sustain, a position contrary to this treatment. In such event, the tax consequences of the receipt of CVRs and/or payments with respect to the CVRs could differ materially from those summarized below (including, potentially, a portion or all of payments made with respect to the CVRs giving rise to ordinary income, rather than capital gain). No opinion of counsel or ruling has been or will be sought from the IRS regarding the tax treatment of the CVRs.

Treatment as Closed Transaction. As discussed above, we will report the receipt of the CVRs as part of a closed transaction for U.S. federal income tax purposes. Assuming such treatment is respected by the IRS, a U.S. Holder generally would recognize capital gain or loss on a sale of Shares for the Offer Price pursuant to the Offer or an exchange of Shares for the Offer Price pursuant to the Merger, in an amount equal to the difference, if any, between: (i) the amount of cash received plus the fair market value (determined as of the closing of the Offer or the Effective Time, as the case may be) of any CVRs received; and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold or exchanged. Gain or loss generally would be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for the Offer Price pursuant to the Merger. Any capital gain or loss recognized will be long-term capital gain or loss if the Holder’s holding period for such Shares exceeds one year. The deductibility of capital losses is subject to limitations.

A U.S. Holder’s initial tax basis in a CVR received in either the Offer or the Merger would equal the fair market value of such CVR as determined for U.S. federal income tax purposes. The holding period for a CVR would begin on the day following the date of the closing of the Offer or the Effective Time, as the case may be.

Treatment of Ownership of the CVRs. There is no authority directly addressing the U.S. federal income tax treatment of receiving payments on the CVRs in a closed transaction and, therefore, the amount, timing and character of any gain, income or loss with respect to the CVRs is uncertain. Based on specific characteristics of the CVRs, we intend to treat any payment received by a U.S. Holder in respect of such CVRs (except to the extent any portion of such payment is required to be treated as imputed interest, as described below) as amounts realized on the disposition (or partial disposition) of the CVRs by the U.S. Holder. Assuming that this method of reporting is respected by the IRS, a U.S. Holder is expected to recognize gain or loss equal to the difference between such payment (less any portion of such payment required to be treated as imputed interest, as described below) and the U.S. Holder’s adjusted tax basis in the CVR (or portion thereof). The gain or loss would be long-term capital gain or loss if the U.S. Holder has held the CVR for more than one year at the time of such payment. Although not entirely free from doubt, it is anticipated that a U.S. Holder would recognize loss to the extent of any remaining basis in the CVRs after the expiration of any right to payments under such U.S. Holder’s CVRs. The deductibility of capital losses is subject to limitations. Each U.S. Holder should consult its tax advisor regarding the treatment in its particular circumstances of the expiration of a CVR.

A portion of the payments made with respect to a CVR may be treated as imputed interest, which would be ordinary income to the U.S. Holder of a CVR. The portion of any payment made with respect to a CVR treated as imputed interest under Section 483 of the Code will be determined at the time such payment is made and generally should equal the excess of: (i) the amount of the payment in respect of the CVRs; over (ii) the present value of such amount as of the closing of the Offer or the Effective Time, as the case may be, calculated using the applicable federal rate as the discount rate. The applicable federal rate is published monthly by the IRS. A U.S. Holder must include in its taxable income interest imputed pursuant to Section 483 of the Code (if any) using such Holder’s regular method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Any gain realized by a Non-U.S. Holder upon the tender of Shares pursuant to the Offer or the exchange of Shares pursuant to the Merger, as the case may be, generally will not be subject to U.S. federal income tax unless:

●	the gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder (and, if an applicable income tax treaty so provides, is also attributable to a permanent establishment maintained by such Non-U.S. Holder in the U.S.), in which case the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (as described above under “U.S. Holders”), except that if the Non-U.S. Holder is a foreign corporation, an additional branch profits tax may apply at a rate of 30% (or a lower applicable treaty rate); or

●	the Non-U.S. Holder is a nonresident alien individual who is present in the U.S. for 183 days or more in the taxable year of the closing of the Offer or the Effective Time, as the case may be, and certain other conditions are met, in which case the Non-U.S. Holder may be subject to a 30% U.S. federal income tax (or a tax at a reduced rate under an applicable income tax treaty) on such gain (net of certain U.S. source losses).

As discussed above, the tax treatment of the CVRs is unclear, and it is possible that Merger Sub or the applicable withholding agent may be required to withhold amounts on payments with respect to the CVRs.

Information Reporting, Backup Withholding and FATCA. Information reporting generally will apply to payments to a Holder pursuant to the Offer or the Merger (including payments with respect to a CVR), unless such Holder is an entity that is exempt from information reporting and, when required, properly demonstrates its eligibility for exemption. Any payment to a U.S. Holder that is subject to information reporting generally will also be subject to backup withholding, unless such U.S. Holder: (i) provides the appropriate documentation (generally, IRS Form W-9) to the applicable withholding agent certifying that, among other things, its taxpayer identification number is correct, or otherwise establishes an exemption; and (ii) with respect to payments on the CVRs, provides the Rights Agent with the certification documentation in clause (i) of this sentence or otherwise establishes an exemption from backup withholding tax.

The information reporting and backup withholding rules that apply to payments to a Holder pursuant to the Offer and Merger generally will not apply to payments to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable IRS Form W-8) or otherwise establishes an exemption. Non-U.S. Holders should consult their own tax advisors to determine which IRS Form W-8 is appropriate.

Certain Holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Holder’s U.S. federal income tax liability if the required information is properly and timely furnished by such Holder to the IRS.

Under the “Foreign Account Tax Compliance Act” provisions of the Code, related U.S. Treasury guidance and related intergovernmental agreements (“FATCA”), Parent or another applicable withholding agent will be required to withhold tax at a rate of 30% on the portion of payments on the CVRs reported as imputed interest, or possibly the entire CVR payment depending on the U.S. federal income tax treatment of the CVRs, if a Non-U.S. Holder fails to meet prescribed certification requirements. In general, no such withholding will be required with respect to a person that timely provides certifications that establish an exemption from FATCA withholding on a valid IRS Form W-8. A Non-U.S. Holder may be able to claim a credit or refund of the amount withheld under certain circumstances. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the CVRs.

THE FOREGOING SUMMARY DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER OR THE MERGER OR THE OWNERSHIP OF CVRS. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE OFFER AND MERGER OR THE OWNERSHIP OF CVRS IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES. THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO HOLDERS OR BENEFICIAL OWNERS OF RAIN STOCK OPTIONS OR RAIN RSUS PARTICIPATING IN THE MERGER WITH RESPECT TO SUCH RAIN STOCK OPTIONS OR RAIN RSUS ARE NOT DISCUSSED HEREIN, AND SUCH HOLDERS OR BENEFICIAL OWNERS OF RAIN STOCK OPTIONS OR RAIN RSUS ARE STRONGLY ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING SUCH TAX CONSEQUENCES. NOTHING IN THIS SUMMARY IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

6.	Price Range of Shares; Dividends.

According to Rain’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, the Shares are traded on Nasdaq under the symbol “RAIN.” Rain has advised Parent that, as of the close of business on December 13, 2023, there were: (i) 36,384,709 Shares issued and outstanding; (ii) 3,571,854 shares were subject to outstanding Rain Stock Options; and (iii) 9,434 shares were subject to outstanding Rain RSUs. The following table sets forth, for the fiscal quarters indicated, the high and low closing sales prices per Share on Nasdaq with respect to the fiscal years ended December 31, 2022 and 2021 and the current fiscal year.

Current Fiscal Year	High	Low
First Quarter	$12.47	$7.77
Second Quarter	9.93	1.09
Third Quarter	1.42	0.82
Fourth Quarter (through December 26, 2023)	1.25	0.82

Fiscal Year Ended December 31, 2022	High	Low
First Quarter	$8.48	$3.94
Second Quarter	5.56	2.21
Third Quarter	8.01	4.75
Fourth Quarter	2.67	0.64

Fiscal Year Ended December 31, 2021	High	Low

Second Quarter	$20.30	$15.08
Third Quarter	20.91	13.21
Fourth Quarter	17.00	11.91

On December 26, 2023, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on Nasdaq during normal trading hours was $1.21 per Share.

Rain has never paid cash dividends on its common stock. Additionally, under the terms of the Merger Agreement, Rain is not permitted to declare or pay any dividends on or make other distributions in respect of any of its capital stock. See Section 14 – “Dividends and Distributions.” Stockholders are urged to obtain a current market quotation for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Nasdaq Listing. Depending on the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of The Nasdaq Stock Market, LLC, Nasdaq would consider disqualifying the Shares for listing on Nasdaq if, among other possible grounds: (i) the total number of holders of record and holders of beneficial interest, taken together, in the Shares falls below 400; (ii) the bid price for a Share over a 30 consecutive business day period is less than $1.00 or; (iii) (A) Rain has stockholders’ equity of less than $10 million, the number of publicly held Shares falls below 750,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million or there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period; (B) the number of publicly held Shares falls below 1,100,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $15 million, there are fewer than four active and registered market makers in the Shares over a ten consecutive business day period, or the market value of Rain’s listed securities is less than $50 million over a 30 consecutive business day period; or (C) the number of publicly held shares falls below 1,100,000, the market value of publicly held Shares over a 30 consecutive business day period is less than $15 million, there are fewer than four active and registered market makers in the Shares over a ten consecutive business day period, or Rain’s total assets and total revenue is less than $50 million each for the most recently completed fiscal year (or in two of the last three fiscal years). Nasdaq has instituted temporary waivers of certain listing rules, but there can be no guarantee as to if or when these rules will be reinstated. Shares held by officers or directors of Rain, or by any beneficial owner of more than 10 percent of the Shares, will not be considered as being publicly held for this purpose. According to Rain, there were, as of December 13, 2023, there were: (i) 36,384,709 Shares issued and outstanding; (ii) 3,571,854 shares were subject to outstanding Rain Stock Options; and (iii) 9,434 shares were subject to outstanding Rain RSUs. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are delisted from Nasdaq, the market for Shares will be adversely affected.

If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Rain upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause Rain to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Rain to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Sections 14(a) and 14(c) under the Exchange Act and the related requirement of furnishing an Annual Report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to Rain. Furthermore, the ability of “affiliates” of Rain and persons holding “restricted securities” of Rain to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Board of Governors of the Federal Reserve System’s (the “Federal Reserve Board”) list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.	Certain Information Concerning RAIN.

The following description of Rain and its business has been taken from Rain’s Annual Report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2022, filed with the SEC on March 10, 2023, and is qualified in its entirety by reference to such Form 10-K.

Rain is a clinical-stage immunotherapy company dedicated to transforming the treatment of cancer by developing therapies that enable the immune system to attack tumors and provide long-lasting benefits to patients. Rain’s strategy is to use a biomarker-driven approach from discovery through clinical development. Rain has developed a suite of integrated technologies that comprise its Translational Science Platform, enabling Rain to comprehensively interrogate the cellular and molecular composition of tumors. By focusing on specific cell types, both immune and non-immune, within tumors, Rain can prioritize targets and then identify related biomarkers designed to match the right therapy to the right patient. Rain’s pipeline is focused on product candidates to address PD-(L)1 inhibitor resistant and PD-(L)1 inhibitor sensitive tumors, which represent significant opportunities requiring different biological approaches.

Rain was incorporated under the laws of the State of Delaware on April 16, 2016 as Rain Oncology Inc. Rain’s principal offices are located at 8000 Jarvis Avenue, Suite 204, Newark, California, 94560, and Rain’s telephone number is (510) 953-5559. Rain’s Internet website is https://www.rainoncology.com.

Available Information. Rain is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Rain’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Rain’s securities, any material interests of such persons in transactions with Rain, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Rain’s stockholders and filed with the SEC. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, such as Rain, who file electronically with the SEC. The address of that site is https://www.sec.gov. Rain also maintains an Internet website at https://www.rainoncology.com. The information contained in, accessible from or connected to Rain’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Rain’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning Rain contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, other public sources and information provided by Rain. Although we have no knowledge that any such information contains any misstatements or omissions, none of Parent, Merger Sub or any of their respective affiliates or assigns, the Information Agent or the Depositary and Paying Agent assumes responsibility for the accuracy or completeness of the information concerning Rain contained in such documents and records or for any failure by Rain to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9.	Certain Information Concerning Parent and Merger Sub.

General. Merger Sub is a Delaware corporation with its principal offices located at c/o Pathos AI, Inc., 600 W. Chicago Ave., Suite 510, Chicago, IL 60654. The telephone number of Merger Sub is (708) 274-7866. Merger Sub is a wholly owned subsidiary of Parent. Merger Sub was formed for the purpose of making a tender offer for all of the Shares of Rain and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

Parent is a clinical stage biotechnology company founded in 2021 on the belief that AI can transform each step of the drug development process – patient selection, biomarker development, trial design, and clinical trial operations – to bring precision medicines to market in partnership with biopharmaceutical companies. Parent’s mission is ultimately to accelerate the translation of real-world data into breakthrough therapies for patients that need them most.

Parent has accumulated petabytes of clinical and molecular data tied to real-world cancer patient outcomes, including a vast RNA library, which Parent leverages proprietary machine learning models to identify, prioritize and acquire clinical stage oncology drugs. Parent also operates a biological modeling lab, including a large patient-derived in vitro organoid repository, which is used to validate in silico hypotheses. Parent ultimately translates these in silico and in vitro insights into clinical development plans, targeting the optimal biomarker-defined patient population most likely to respond to a given drug.

Parent has been selective in analyzing over 150 clinical stage candidates spanning hematological and solid malignancies. Earlier this year, Parent entered into a worldwide license agreement to develop FT-7051, a small molecule CBP/p300 inhibitor program from Novo Nordisk as the first clinical-stage asset in its pipeline which is currently in development.

Parent is a Delaware corporation with over 40 full time employees and dedicated personnel focused on developing life-altering treatment options to cancer patients. Parent’s principal offices are located at 600 W. Chicago Ave., Suite 510, Chicago, IL 60654. It’s biological modeling lab is located at 675 Arapeen Dr 103a-1 Salt Lake City, UT 84108. Additional information can be found on Parent’s website at www.pathos.com. The telephone number of Parent is (708) 274-7866.

The name and citizenship for each director and each of the executive officers of Parent and Merger Sub and certain other information are set forth in Item 3 of Schedule TO, which is incorporated herein by reference (the “Item 3 Persons”).

During the last five years, none of Parent and Merger Sub or, to the knowledge of Parent and Merger Sub, any of the Item 3 Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors and convictions that have been overturned on appeal); or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

(i) None of Parent, Merger Sub, any majority-owned subsidiary of Parent or Merger Sub or, to the knowledge of Parent and Merger Sub, any of the Item 3 Persons or any associate of any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares; and (ii) none of Parent or Merger Sub or, to the knowledge of Parent and Merger Sub, any of the persons or entities referred to in clause (i) above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days. As discussed in Section 10 – “Background of the Offer; Contacts with Rain,” any Shares owned by directly or indirectly by Parent or Merger Sub as of immediately prior to the Effective Time will be cancelled in the Merger for no consideration (including that no CVRs will be issued in respect of such Shares).

Except as otherwise described in this Offer to Purchase, none of Parent or Merger Sub or, to the knowledge of Parent and Merger Sub, any of the Item 3 Persons, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Rain, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent or Merger Sub or, to the knowledge of Parent and Merger Sub, any of the Item 3 Persons, has had any business relationship or transaction with Rain or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent, Merger Sub or any of their subsidiaries or, to the knowledge of Parent and Merger Sub, any of the Item 3 Persons, on the one hand, and Rain or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and Merger Sub filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Copies of the Schedule TO and the exhibits thereto, and reports, proxy statements and other information may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Merger Sub with the SEC, are available at the SEC’s website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Merger Sub has filed electronically with the SEC.

10.	Background of the Offer; Contacts with RAIN.

The information set forth below regarding Rain was provided by Rain, and none of Parent, Merger Sub, nor any of their respective affiliates take any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent, Merger Sub or their respective affiliates or representatives did not participate.

The following is a description of significant contacts between representatives of Parent, on the one hand, and representatives of Rain, on the other hand, that led to the signing of the Merger Agreement and commencement of the Offer. For a review of Rain's activities relating to the contacts leading to the Merger Agreement, please refer to Rain's Schedule 14D-9, which has been filed with the SEC and is being mailed to Rain's common stockholders with this Offer to Purchase. The following chronology does not purport to catalogue every conversation with Rain or the representatives of Rain. Capitalized terms used but not defined in this Section 10 - "Background of the Offer, Contacts with Rain" shall have the meaning ascribed to such term in Rain's Schedule 14D-9.

On October 17, 2023, after receiving an inbound indication of potential strategic interest from Parent, Rain and Parent entered into a confidentiality agreement to facilitate Parent’s diligence of Rain’s assets and overall business.

On October 24, Parent submitted an initial non-binding proposal to the Rain Board for $50,000,000 in cash, plus a CVR that would provide to Rain stockholders (i) (a) $0.01 per share upon the achievement of the Development Milestone, (b) $1.00 per share upon a successful study readout as defined as evidencing a p-value less than or equal to 0.05 on the primary endpoint of the study, indicating a late clinical stage milestone, (c) 5.0% of the net proceeds from the sale or out-license of milademetan in a first indication, and (d) 5.0% of the net proceeds from the sale or out-license of milademetan in a second indication, or (ii) 80% of the net proceeds from the sale or out-license if milademetan is divested prior to meeting the Development Milestone. The proposal assumed $60,000,000 in unrestricted cash at closing, with Parent returning 50% of excess cash above $60,000,000 to Rain stockholders. Parent’s initial non-binding proposal also included a request for exclusivity, which was not granted at such time.

On October 25, 2023, Leerink Partners contacted Parent to acknowledge receipt of the non-binding proposal and confirmed that it would be considered by Rain management and the Rain Board.

The Transaction Committee additionally authorized Leerink Partners to relay an oral counteroffer to Parent assuming $50,000,000 in unrestricted cash at closing with Parent returning 100% of excess cash to Rain stockholders, with the following consideration terms: 92% of net cash at close, plus a CVR that would provide to Rain stockholders (i) (a) $0.10 per share upon the Development Milestone, (b) $1.00 per share upon a successful study readout, (c) 10.0% of the net proceeds from the sale or out-license of milademetan in a first indication, and (d) 10.0% of the net proceeds from the sale or out-license of milademetan in a second indication, or (ii) 80% of the net proceeds from the sale or out-license if milademetan is divested prior to meeting the Development Milestone. This proposal was subsequently conveyed to Parent on November 1, 2023.

On November 2, 2023, Parent revised its proposal terms based on additional diligence regarding Rain’s projected cash at closing, now contemplating consideration of $46,000,000 in cash, as well as an increased per share consideration via the CVR upon achievement of the Development Milestone to $0.03, and a return of 50% of net cash at closing above $50,000,000 to Rain stockholders.

On November 3, 2023, Leerink Partners, at the direction of Rain management, delivered a revised proposal to Parent for consideration of $46,000,000 in cash, as well as per share consideration via the CVR upon achievement of the Development Milestone of $0.03, and a return of 75% of net cash at closing above $50,000,000 to Rain stockholders.

At a meeting on November 8, 2023, also attended by representatives of Gibson Dunn and Leerink Partners, the Rain Board discussed the status of the Company’s ongoing assessment of strategic opportunities, including acquisitions, reverse mergers and sale transactions. Leerink Partners led a discussion regarding the various opportunities the Company was evaluating, and noted that certain acquisition opportunities had been deprioritized by management based on management’s due diligence review of these opportunities. Leerink Partners discussed the lead reverse merger candidates, including therapeutic focus, stage of development, proposed ownership split, and key merger terms. Leerink Partners summarized the proposals from Concentra and Parent and the Rain Board discussed the risks and benefits of each. The Rain Board also discussed the benefits of having major Company stockholders sign agreements to support the potential sale of the Company under either proposal to increase the likelihood of a successful closing. The Rain Board also evaluated the various options under consideration and the expected return of capital in a dissolution scenario. Following this discussion, Rain management engaged with Concentra in an effort to solicit a refined bid proposal following the completion of due diligence.

On November 12, 2023, Rain received a revised proposal from Strategic Party D. However, based on feedback from the Rain Board, a transaction with Strategic Party D was deprioritized in favor of a transaction with Concentra or Parent due to (i) uncertainty regarding the ability to consummate a concurrent financing, (ii) the length of time required to negotiate and close a reverse merger transaction given the need to conduct a stockholder vote and negotiate and file a Form S-4, (iii) challenging market conditions evidencing poor performance of reverse merger transactions and a lack of conviction that value to Rain stockholders could be ensured, and (iv) uncertainty as to Rain’s ability to obtain an offer from a counterparty including an exchange ratio that would deliver an appropriate value to Rain stockholders.

At a meeting on November 14, 2023, also attended by representatives of Leerink Partners and Gibson Dunn, the Transaction Committee discussed the Concentra Proposal and the non-binding proposal from Parent. Leerink Partners summarized the terms of each of the outstanding proposals under evaluation. The Transaction Committee discussed the risks and benefits of each. The Transaction Committee additionally authorized Leerink Partners to deliver an oral counterproposal to Parent contemplating a return of 100% of Rain excess cash at closing to existing Rain stockholders and a CVR providing Rain stockholders 80% of net proceeds from the disposition of milademetan prior to further development by Parent.

Later on November 14, 2023, Leerink Partners, at the instruction of Rain management and the Transaction Committee, delivered an oral counterproposal to Parent on the terms authorized by the Transaction Committee. Parent and Leerink Partners then discussed the counterproposal.

At a meeting on November 15, 2023, also attended by representatives of Gibson Dunn and Leerink Partners, the Rain Board discussed developments with respect to negotiations with Parent. Mr. Vellanki described Parent’s initial proposed terms and Rain’s counterproposal, including the offered price per share, contingent value rights that would be issued to stockholders and the events and milestones that would trigger payment as well as other key terms and conditions. Leerink Partners discussed developments with Concentra, including the anticipated downward adjustment to the purchase price and summarized the terms proposed by each of Concentra and Parent. The Rain Board determined that Parent’s proposed terms were superior to Concentra’s proposed terms. Mr. Vellanki presented management’s recommendation to the Rain Board to engage in further negotiations with Parent, noting that Parent required as a precondition to further discussions that the parties do so under conditions of exclusivity.

Later on November 15, 2023, Mr. Vellanki and Dr. Robert Doebele, Rain’s President and Chief Scientific Officer, visited Parent management in Chicago. Following the discussion, on November 16, 2023, Parent submitted an increased offer and what it described as its “best and final” proposal (the “November 16 Proposal”), which provided for consideration of $48,000,000 in cash (approximately $1.32 per share) and a CVR providing consideration to Rain stockholders of $1,000,000 upon the first patient dosed with milademetan in a clinical study conducted by Parent or 80% of the net proceeds from the disposition of milademetan if divested within the first 24 months after closing; provided, that if Rain’s net cash at closing was less than $51,000,000, the purchase price would be reduced on a dollar-for-dollar basis and, if cash at closing was greater than $51,000,000, 50% of the excess cash above $51,000,000 would be returned to Rain stockholders. The November 16 Proposal also provided for a 30-day exclusivity period.

Later that day, the Rain Board convened, with members of Rain management and representatives of Gibson Dunn and Leerink Partners present for some or all of the meeting, to discuss the November 16 Proposal, as well as the initial non-binding proposal from Financial Party A and the proposal from Concentra. During the meeting, Leerink Partners provided an overview of the November 16 Proposal and certain strategic alternatives: an acquisition by Parent on the terms reflected in the November 16 Proposal, an acquisition by Financial Party A or Concentra on the terms set forth in their respective proposals, and dissolution of the Company. Rain management presented a dissolution analysis to the Rain Board, which was based on the Company’s projected net cash balance as of December 31, 2023, and various assumed realization values and illustrative shut-down costs based on estimated made by Rain management. The Rain Board discussed with Rain management the proposed terms of the Contingent Value Rights Agreement, and the various factors weighing in favor and against the strategic alternatives under discussion. The Rain Board noted that Rain had negotiated a purchase price with Parent of approximately $1.32 per share assuming approximately $51,000,000 in net cash. Based on the increased price from Parent from its initial offer and the anticipated downward revision of the Concentra Proposal due to a lower net cash projection, the Rain Board determined that the proposal from Parent was superior to the proposals submitted from Concentra and Financial Party A on November 14, 2023, and was also superior to a transaction with any of the remaining reverse merger candidates. The Rain Board unanimously authorized Rain management to enter into an exclusivity agreement with Parent and negotiate the terms of a definitive merger agreement. The Rain Board expressed its desire to close by the end of 2023. The Rain Board instructed Gibson Dunn to prepare drafts of the Merger Agreement and CVR Agreement and noted to Parent that the Company’s decision to proceed with Parent was based on the assumption that it would agree to the Rain Board’s desired approach and timeline.

From November 16, 2023 to November 17, 2023, Rain management and Gibson Dunn engaged in discussions with Parent and Parent’s counsel Goodwin Procter LLP (“Goodwin”), respectively, regarding the terms of the draft Transaction Documents being prepared by Gibson Dunn. On November 17, 2023, Gibson Dunn provided representatives from Goodwin with initial drafts of the Merger Agreement and CVR Agreement. To accommodate the Rain Board’s desired timeline, the initial draft of the Merger Agreement provided that Parent must file its tender offer materials with the SEC no later than November 29, 2023. Among others, the draft agreements provided for (i) cash consideration of $1.32 per share, (ii) a $1,440,000 Termination Fee (as defined in the Merger Agreement) (approximately 3% of the Cash Consideration) payable by the Company to Parent if the Company accepts a superior proposal, (iii) limited representations and warranties and interim operating covenants, and (iv) a placeholder for the minimum Company Net Cash (as defined in the Merger Agreement) required as a condition to the closing of the Merger (“Closing”).

At a meeting on November 20, 2023, also attended by representatives from Leerink Partners and Gibson Dunn, the Rain Board discussed recent developments in discussions with Parent, including Parent’s request, after further diligence and negotiations, to revise the terms of the November 16 Proposal. At the Rain Board’s direction, the Company and Parent subsequently agreed (i) to lower the Target Net Cash number from $51,000,000 to $49,600,000 (which reduction was based on (a) further diligence by the Company regarding the Company’s anticipated net cash at Closing and (b) a determination by the Company to reduce the estimate by $1,000,000 in order to further avoid a shortfall at Closing), and (ii) 100% of the excess cash above the Target Net Cash would be returned to Rain stockholders at Closing, instead of the 50% that was previously agreed. The parties further negotiated a decrease in the spread between net cash and purchase price from $3,000,000 to $2,500,000, resulting in a $47,100,000 cash consideration of $1.29 per share.

Following the agreement above, Parent expressed concerns regarding the potential costs associated with the Litigation Matters and proposed a holdback to cover Parent’s costs associated with funding the litigation and/or any potential settlement or judgment costs, with a mechanism to return unused funds from the holdback to Rain stockholders. Leerink Partners noted that other parties who had conducted diligence, also indicated that they would require a holdback or deduction for potential litigation costs, including Concentra, which signaled its intention to address the litigation by making a downward adjustment to the cash consideration. Leerink Partners summarized the revised terms proposed by Parent and those discussed with Concentra. The Rain Board additionally noted that Concentra did not submit a revised proposal following its due diligence investigation and that its prior proposal expired on October 20, 2023, in accordance with its terms. Leerink Partners also discussed other potential options available to the Company, including dissolution, a stock buyback and transactions with other interested parties. The Rain Board noted that the revised purchase price, adjusted for the potential $5,000,000 holdback related to the Litigation Matters, could, if all contingencies were met, provide a minimum payment to Rain stockholders of approximately $1.16 per share, with a potential maximum incremental payment of approximately $0.17 per share to be returned via the CVR with respect to the holdback related to the Litigation Matters. The Rain Board noted that it was possible that no payment may be made if the contingencies were not met. The Rain Board further noted that, based upon Parent’s revised terms, Parent’s offer was designed to include a de minimis difference between Rain’s net cash and the cash consideration paid to Rain stockholders due to Parent’s strategic interest in milademetan, and thus Rain management believed the offer would be difficult for other financial buyers to match or improve upon. After further discussion, the Rain Board voted unanimously to move forward with negotiations with Parent on the proposed terms presented and to negotiate a revised non-binding indication of interest.

From November 20, 2023 to November 21, 2023, the Company’s management, Parent, Gibson Dunn and Goodwin negotiated the terms of a revised non-binding indication of interest. The Company and Parent executed the revised non-binding indication of interest on November 21, 2023 (the “November 21 Proposal”), which, among others, (i) added the Cash CVR Payment mechanics, which would pay Rain stockholders (a) $5,000,000 minus (b) all out-of-pocket costs and expenses incurred by Parent post-Closing related to Rain Litigation and any shortfall in the Target Net Cash, plus (c) the Excess Cash Adjustment, if any, (ii) lowered the cash consideration from $47,100,000 to $42,100,000 to account for the potential expenses in connection with the Litigation Matters, with some or all of this decrease in cash consideration potentially payable to Rain stockholders via the Cash CVR Payment, and (iii) provided that if Rain’s net cash at closing was less than $49,600,000, the purchase price would be reduced on a dollar-for-dollar basis and, if cash at closing was greater than $49,600,000, 100% of the excess cash above $49,600,000 would be returned to Rain stockholders.

On November 28, 2023, and November 30, 2023, Goodwin provided representatives from Gibson Dunn with revised drafts of the Merger Agreement and CVR Agreement, respectively. Among other changes, the revised drafts (i) provided that the Cash Consideration was $1.157 per share, (ii) requested a Termination Fee equal to 6% of the Cash Consideration, (iii) added new representations and warranties and interim operating covenants, (iv) required $49,600,000 of Company Net Cash as a condition to Closing, (v) added provisions prohibiting Rain from soliciting acquisition proposals, (vi) provided that Rain shall reimburse Parent for its transaction expenses if the Merger Agreement is terminated in any circumstance in which the Termination Fee is not then payable (other than in the event of breach by Parent or Merger Sub), (vii) eliminated the deadline by which Parent must file its tender offer materials and provided only that such materials must be filed as promptly as reasonably practicable and in any event within 10 business days after the date of execution of the Merger Agreement, (viii) added mechanics for the Cash CVR Payment, (ix) allowed Parent to withhold from CVR payment amounts the full amount of any indemnity obligations of Parent in excess of escrow in connection with a Disposition Agreement, (x) eliminated certain rights of the Representative in the CVR Agreement, (xi) eliminated Parent’s obligation to use efforts of any kind to effect a Disposition or achieve the Development Milestone and (xii) introduced certain other changes to Parent’s benefit that introduced greater closing conditionality.

On December 4, 2023, and December 6, 2023, Gibson Dunn provided representatives from Goodwin with revised drafts of the Merger Agreement and CVR Agreement, respectively. Among other changes, the revised drafts (i) increased the Cash Consideration to $1.16 per share (ii) required Parent to file its tender offer materials no later than six (6) business days after the date of the Merger Agreement, (iii) rejected certain interim operating covenants, (iv) limited the non-solicitation provisions in order to allow the Rain Board to adhere to its fiduciary duties to Rain stockholders, (v) lowered the Termination Fee to $1,000,000, (vi) rejected mechanics for reimbursement of Parent expenses on termination, (vii) added a placeholder for the amount of Company Net Cash required as a condition to Closing with the intention of negotiating a lower amount to avoid granting Parent a termination right in the event Company Net Cash fell slightly below $49,600,000, (viii) limited the amount Parent may withhold from CVR payments for indemnity obligations to 20% of the amount in excess of escrow, (ix) reinstated certain rights of the Representative in the CVR Agreement, (x) reinstated Parent’s obligation to use commercially reasonable efforts to effect a Disposition or achieve the Development Milestone and (xi) revised certain provisions to enhance closing certainty.

At a meeting on December 5, 2023, the Transaction Committee discussed the status of negotiations with Parent and the anticipated timeline of key workstreams and milestones, including the anticipated date of the closing of the Merger. The Transaction Committee expressed the importance, among other material issues, of closing as expeditiously as possible to conserve Rain’s cash and requiring a deadline for commencing the Offer in the Merger Agreement.

On December 8, 2023, Goodwin provided representatives from Gibson Dunn with revised drafts of the Merger Agreement and CVR Agreement. Among other changes, the revised drafts (i) increased the deadline for Parent to file its tender offer materials to ten (10) business days after the date of the Merger Agreement, (ii) reinstated certain interim operating covenants, (iii) increased the Termination Fee to $2,000,000, (iv) reinstated mechanics for reimbursement of Parent expenses on termination, but provided a cap on such reimbursement of $1,000,000, (v) reinstated the minimum amount of Company Net Cash required as a condition to Closing as $49,600,000, (vi) rejected the 20% cap on the amount that Parent may withhold from CVR payments to satisfy indemnity obligations, (vii) accepted certain rights of the Representative in the CVR Agreement but eliminated others, (viii) eliminated Parent’s obligation to use commercially reasonable efforts to effect a Disposition or achieve the Development Milestone, (ix) reinstated certain other changes to Parent’s benefit that introduced greater closing conditionality and (x) added a requirement that the Company maintain an amount of Company Net Cash no less than the amount set forth in the schedule setting forth Company Net Cash following delivery to Parent of the schedule. The parties scheduled a teleconference on December 9, 2023, with representatives from Rain management, Parent management, Gibson Dunn and Goodwin to resolve any remaining open issues and finalize the agreements.

Following receipt of the revised drafts on December 8, 2023, Rain management and representatives from Gibson Dunn met via teleconference to discuss proposals for the scheduled teleconference with Parent management and Goodwin. Upon review of the drafts, Rain management concluded the parties were not in alignment on several key issues and were not in a position to finalize the agreements and thus determined to cancel the call. Rain management then discussed the key points of disagreement with Parent management, including the introduction of closing conditionality, the lack of any obligation for Parent to use efforts to effect a Disposition or achieve the Development Milestone, the $2,000,000 Termination Fee, reimbursement of Parent expenses on termination and the lack of a cap on the amount that Parent may withhold from CVR payments to satisfy indemnity obligations. Following these discussions, Rain management instructed Gibson Dunn to prepare revised drafts.

On December 11, 2023, Gibson Dunn provided representatives from Goodwin with revised drafts of the Merger Agreement and CVR Agreement. The revised drafts, among other changes, (i) accepted the deadline for Parent to file its tender offer materials of ten (10) business days after the date of the Merger Agreement, (ii) rejected certain interim operating covenants, (iii) lowered the Termination Fee to $1,500,000, (iv) accepted mechanics for reimbursement of Parent expenses on termination with the $1,000,000 cap solely with respect to not meeting the minimum Company Net Cash closing condition, (v) accepted the minimum amount of Company Net Cash required as a condition to Closing of $49,600,000, (vi) reinstated the 20% cap on the amount that Parent may withhold from CVR payments to satisfy indemnity obligations, (vii) accepted the elimination of certain rights of the Representative in the CVR Agreement, but (a) provided that Parent must provide 10 days’ prior written notice to the Representative prior to entering into a Disposition Agreement with itself as the acquiror, (b) required Parent to bear the cost of any audit that discloses an underpayment of a CVR payment of 10% or more, up to $100,000, (c) required Parent to provide update reports to the Representative and (d) prohibited Parent from admitting liability or settling, compromising or discharging any Rain Litigation without the Representative’s prior written consent, and (viii) reinstated Parent’s obligation to use commercially reasonable efforts to effect a Disposition or achieve the Development Milestone.

On December 12, 2023, Goodwin provided representatives from Gibson Dunn with revised drafts of the Merger Agreement and CVR Agreement. The revised drafts, among other changes, (i) clarified the requirement with respect to the amount of cash the Company must maintain following delivery of the schedule of Company Net Cash, (ii) accepted Parent’s obligation to use commercially reasonable efforts to effect a Disposition or achieve the Development Milestone with some limitations and (iii) revised Representative’s consent right with respect to Parent’s admitting liability or settling, compromising or discharging any Rain Litigation to be limited to certain circumstances.

Following receipt of the revised drafts on December 12, 2023, Rain management, Parent management, Gibson Dunn and Goodwin met via teleconference to resolve remaining material issues in the agreements.

Later on December 12, 2023, and on December 13, 2023, Goodwin provided representatives from Gibson Dunn with further revised drafts of the Merger Agreement and CVR Agreement, respectively. The revised drafts, among other changes, (i) clarified the requirements regarding delivering schedules of Company Net Cash to Parent and the Company’s obligation to maintain a certain level of gross cash, (ii) accepted that Parent would provide 10 days prior written notice to the Representative prior to entering into a Disposition Agreement with any counterparty and (iii) clarified the limitations to Representative’s consent right with respect to Parent’s admitting liability or settling, compromising or discharging any Rain Litigation.

Later on December 13, 2023, Gibson Dunn delivered revised drafts of the Merger Agreement and CVR Agreement to representatives of Goodwin, with only minor changes to prepare the agreements for execution.

Also on December 13, 2023, following delivery of the revised drafts, the Rain Board convened a meeting, with members of Rain management and representatives of Gibson Dunn and Leerink Partners present for some or all of the meeting. The Rain Board received a report regarding negotiations with respect to the proposed terms of the Transactions, including that the proposed terms of the Transactions reflected discussions held among Rain, Parent, Gibson Dunn and Goodwin.

Gibson Dunn reviewed with the Rain Board the fiduciary duties owed by the Rain Board in connection with a change of control transaction under Delaware law, the key aspects of the proposed Transaction Documents, and the anticipated timeline of events between signing and closing the proposed Merger, should the Rain Board determine to approve the Transactions.

At the December 13, 2023 board meeting, representatives of Leerink Partners reviewed with the Rain Board Leerink Partners’ financial analysis of the Cash Consideration and Cash CVR Payment proposed to be paid pursuant to the terms of the Merger Agreement. In addition, Leerink Partners confirmed to the Rain Board that Leerink Partners had not previously provided investment banking services to Parent. Thereafter, at the request of the Rain Board, Leerink Partners rendered to the Rain Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 13, 2023, that, as of such date and based upon and subject to the various assumptions, made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Cash Consideration and Cash CVR Payment proposed to be paid to holders of Shares (other than Excluded Shares and Dissenting Shares) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Leerink Partners’ opinion, see “—Opinion of Leerink Partners LLC.”

The Rain Board discussed the terms of the proposed Transactions, including the potential merits and considerations for and against proceeding with the proposed Transactions. After discussion, the Rain Board, among other things, (i) determined that the Merger Agreement, CVR Agreement and Commitment Letter (as defined below) (the “Transaction Documents”) and the Transactions, including the Offer and the Merger, are fair to and in the best interests of Rain and its stockholders; (ii) approved and declared advisable the Transaction Documents and the Transactions, including the Offer and the Merger; (iii) resolved that the Merger Agreement and the Merger be effected in accordance with Section 251(h) of the DGCL if the conditions of Section 251(h) are satisfied, and that the Merger be consummated as soon as practicable following completion of the Offer; (iv) approved the execution, delivery and performance by Rain of the Transaction Documents and any other agreements and instruments related to the Merger that are deemed necessary or appropriate by certain executive officers of Rain and the consummation of the Transactions; and (v) recommended that Rain stockholders accept the Offer and tender their shares pursuant to the Offer.

Following the Rain Board meeting, on December 13, 2023, (i) the Company, Parent and Merger Sub executed the Merger Agreement, (ii) Parent, 346 (as defined below) and the Company executed the Commitment Letter, and (iii) the Supporting Stockholders, Parent and Purchaser executed the Support Agreements.

On December 13, 2023, the Company issued a press release announcing the execution of the Merger Agreement. A copy of the press release issued on December 13, 2023 is attached hereto as Exhibit (a)(1)(E).

On December 27, 2023, Parent commenced the Offer pursuant to the Merger Agreement.

11.	Purpose of the Offer and Plans for RAIN; Summary of the Merger Agreement and Certain Other Agreements.

Purpose of the Offer. The purpose of the Offer and the Merger is for Parent, through Merger Sub, to acquire control of, and the entire equity interest in, Rain. Pursuant to the Merger, Parent will acquire all of the stock of Rain not purchased pursuant to the Offer or otherwise.

Stockholders of Rain who sell their Shares in the Offer will cease to have any equity interest in Rain or any right to participate in its earnings and future growth.

Merger Without a Stockholder Vote. If the Offer is consummated, we do not anticipate seeking the approval of Rain’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger (the “Closing”) without a vote of the stockholders of Rain in accordance with Section 251(h) of the DGCL, upon the terms and subject to the satisfaction or, to the extent permitted by applicable law, waiver of the conditions to the Merger, as soon as practicable after the consummation of the Offer. Accordingly, we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Plans for Rain. At the Effective Time, the certificate of incorporation of Rain will be amended and restated in its entirety pursuant to the terms of the Merger Agreement. As of the Effective Time, the bylaws of the Surviving Corporation will be amended and restated to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that references to the name of Merger Sub will be replaced by references to the name of the Surviving Corporation. Merger Sub’s directors immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of the Surviving Corporation shall be the respective individuals who served as the officers of Merger Sub as of immediately prior to the Effective Time, in each case, until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. See “Summary of the Merger Agreement and Certain Other Agreements – Governance of the Surviving Corporation” below.

At the Effective Time, Merger Sub will be merged with and into Rain, the separate existence of Merger Sub will cease, and Rain will continue as the Surviving Corporation in the Merger. The common stock of Rain will be delisted and will no longer be quoted on Nasdaq.

Except as disclosed in this Offer to Purchase, Parent and Merger Sub do not have any present plan or proposal that would result in the acquisition by any person of additional securities of Rain, the disposition of securities of Rain, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Rain or any of its subsidiaries or the purchase, sale or transfer of a material amount of assets of Rain or any of its subsidiaries.

Summary of the Merger Agreement and Certain Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. The Merger Agreement was filed as Exhibit 2.1 to the Current Report on Form 8-K that Rain filed with the SEC on December 14, 2023. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9 – “Certain Information Concerning Parent and Merger Sub.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and is incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Offer and the Merger. It is not intended to provide any other factual information about Parent, Merger Sub, or Rain. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were (except as expressly set forth therein) solely for the benefit of the parties to such agreement and are subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk among the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in confidential disclosure schedules that were provided by Rain to Parent and Merger Sub but not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement, except with respect to the right of indemnified parties to indemnification and other rights described in the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer. The Merger Agreement provides that Merger Sub will commence the Offer within ten (10) business days following the execution of the Merger Agreement. Merger Sub’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject only to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 13 – “Conditions of the Offer.” Subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 13 – “Conditions of the Offer,” the Merger Agreement provides that Merger Sub will, and Parent will cause Merger Sub to, immediately after the applicable Expiration Date, as it may be extended pursuant to the terms of the Merger Agreement, irrevocably accept for payment all Shares tendered and not validly withdrawn pursuant to the Offer and, at or prior to the Acceptance Time, deposit with the Depositary and Paying Agent all of the funds necessary to pay for all such Shares. The Offer will expire at one minute after 11:59 p.m., Eastern Time on January 25, 2024, unless we extend the Offer pursuant to the terms of the Merger Agreement.

Pursuant to the terms of the Merger Agreement, (i) the Cash Consideration is $1.16 in cash per Share, without interest, plus (ii) one non-transferable CVR per Share, which represents the contractual right to receive contingent cash payments equal to CVR Proceeds (as defined below).

Merger Sub expressly reserves the right, in its sole discretion, to: (i) increase the Offer Price (by increasing the Cash Consideration (as defined in the Merger Agreement) and/or the amounts that may become payable pursuant to the CVR Agreement); (ii) waive any Offer Condition; and (iii) modify any of the other terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement, except that Rain’s consent is required for Merger Sub to:

(1)	reduce the Offer Price;

(2)	change the form of consideration payable in the Offer;

(3)	reduce the number of Shares sought to be purchased in the Offer;

(4)	waive, amend or change the Minimum Condition or the Target Net Cash Condition;

(5)	add to the Offer Conditions;

(6)	extend the expiration of the Offer except as provided in the Merger Agreement;

(7)	provide for any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act; or

(8)	modify any of the Offer Conditions or other terms of the Offer set forth in the Merger Agreement in any manner that adversely affects the holders of Shares or that would reasonably be expected to prevent, materially delay or impair the consummation of the Offer or the ability of Parent or Merger Sub to consummate the Offer, the Merger or the other transactions contemplated in the Merger Agreement.

The Merger Agreement provides that: if on any then-scheduled Expiration Date of the Offer the Minimum Condition has not been satisfied or any other Offer Condition (as defined in the Merger Agreement) has not been satisfied or waived by Merger Sub or any of the other conditions to the Offer (set forth in Section 13 – “Conditions of the Offer”) have not been satisfied or waived by Merger Sub, Merger Sub may, with the consent of Rain, extend the Offer (i) for periods of up to ten (10) business days per extension to permit such Offer Condition to be satisfied or (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or the rules of Nasdaq applicable to the Offer, but in no event shall Parent or Merger Sub be permitted to extend the Offer beyond February 15, 2024 (the “Outside Date”) without the consent of Rain.

Unless the Merger Agreement is terminated in accordance with its terms, Merger Sub shall not terminate or withdraw the Offer prior to any scheduled expiration date without the prior written consent of Rain in its sole and absolute discretion. In the event the Merger Agreement is terminated in accordance with its terms, Merger Sub shall promptly (and in any event within one (1) Business Day) following such termination terminate the Offer and shall not acquire any Shares pursuant thereto. If the Offer is terminated in accordance with the Merger Agreement prior to the Acceptance Time, Merger Sub shall promptly return, or cause any depositary acting on behalf of Merger Sub to return, all tendered Shares to the tendering stockholders.

Conversion of Capital Stock at the Effective Time. Shares outstanding immediately prior to the Effective Time (other than Shares held in the treasury of Rain or Shares held, directly or indirectly, by Parent or Merger Sub as of immediately prior to the Effective Time (“Excluded Shares”), which will be canceled and retired and cease to exist without consideration or payment; and Shares held by a holder who properly exercises and perfects appraisal rights in accordance with Section 262 of the DGCL with respect to such Shares (“Dissenting Shares”)) will be converted at the Effective Time into the right to receive $1.16 per Share, to the holder in cash, plus one CVR per Share in each case, without interest.

Each share of Merger Sub’s common stock outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

At or prior to the Acceptance Time, Parent shall deposit (or cause to be deposited) with the Depositary and Paying Agent, in trust for the benefit of holders of Shares immediately prior to the Effective Time (other than holders to the extent they hold Excluded Shares or Dissenting Shares), cash in an amount sufficient to pay the aggregate Cash Consideration in accordance with the Merger Agreement (such cash, the “Payment Fund”) and shall deposit (or cause to be deposited) to Rain cash in an amount sufficient to pay the aggregate consideration payable to holders of Rain RSUs in accordance with the Merger Agreement.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub will be merged with and into Rain, the separate existence of Merger Sub will cease and Rain will continue as the Surviving Corporation in the Merger, as a wholly-owned subsidiary of Parent. The Merger will be effected under Section 251(h) of the DGCL. Accordingly, Parent, Merger Sub and Rain have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the consummation of the Offer without a vote of Rain’s stockholders in accordance with Section 251(h) of the DGCL, upon the terms and subject to the satisfaction or waiver of the conditions to the Merger.

As of the Effective Time, the certificate of incorporation of Rain will, by virtue of the Merger and without any further action, be amended and restated in its entirety as set forth on Exhibit B to the Merger Agreement and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation.

As of the Effective Time, the bylaws of the Surviving Corporation will be amended and restated to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that references to the name of Merger Sub will be replaced by references to the name of the Surviving Corporation.

Treatment of Equity Awards. Pursuant to the Merger Agreement, at the Effective Time, each Rain Stock Option shall be cancelled for no consideration.

Pursuant to the Merger Agreement, at the Effective Time, each Rain RSU shall vest in full and automatically be cancelled and converted into the right to receive (i) the product of (A) the total number of Shares then underlying such Rain RSU multiplied by (B) the Cash Consideration, without any interest thereon and (ii) one CVR for each Share subject thereto.

Rain has agreed to, prior to the Effective Time, take all actions necessary to (i) ensure that, as of the Effective Time, (A) Rain’s Amended and Restated 2018 Stock Option/Stock Issuance Plan, 2021 Equity Incentive Plan, and any inducement awards (the “Rain Stock Plans”) shall terminate and (B) no holder of a Rain Stock Option or Rain RSU or any participant in any Rain Stock Plans or any other employee incentive or benefit plan, program or arrangement or any non-employee director plan maintained by Rain shall have any rights to acquire, or other rights in respect of, the capital stock of Rain, the Surviving Corporation or any of their subsidiaries, except the right to receive the payment contemplated by the Merger Agreement in cancellation and settlement thereof, and (ii) terminate the Rain 2021 Employee Stock Purchase Plan (the “ESPP”) in accordance with its terms.

Conditions to Each Party’s Obligation to Effect the Merger. The obligation of Rain, Parent and Merger Sub to effect the Merger is subject to the satisfaction or, to the extent permitted by applicable legal requirements, waiver at or prior to the Effective Time of the following conditions:

(i)	there must not have been any temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and there must have been no law enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that, in any such case, would prohibit or make illegal the consummation of the Merger; and

(ii)	Merger Sub must have purchased all Shares validly tendered (and not withdrawn) pursuant to the Offer.

Rain Board Recommendation. As described above, and subject to the provisions described below, the Rain Board has determined to recommend that Rain’s stockholders accept the Offer, and tender their shares to Merger Sub pursuant to the Offer. The foregoing recommendation is referred to herein as the “Rain Board Recommendation.” The Rain Board also agreed to include the Rain Board Recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Commercially Reasonable Efforts. Each of Rain, Parent and Merger Sub has agreed to use its respective commercially reasonable efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”). In particular, without limiting the generality of the foregoing, Parent, Merger Sub and Rain are required to use commercially reasonable efforts to: (i) obtain all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any material contract, (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from governmental entities, make all necessary registrations, declarations and filings and make all commercially reasonable efforts to obtain an approval or waiver from, or to avoid any action by, any governmental entity and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and fully to carry out the purposes of the Merger Agreement; (except that in no event will Rain or any of its subsidiaries be required to pay any fee, penalty or other consideration or make any concession, waiver or amendment under any contract in connection with obtaining any consent).

Termination. The Merger Agreement may be terminated prior to the Effective Time as follows:

(i)	by mutual written consent of Parent and Rain;

(ii)	by either Parent or Rain if (A) the Acceptance Time shall not have occurred on or before the Outside Date or (B) the Offer, as it may be extended from time to time by Parent, shall have expired or been terminated in accordance with its terms and in accordance with the Merger Agreement without Merger Sub having purchased any Shares pursuant thereto (an “Outside Date Termination”); provided, that this right to terminate the Merger Agreement shall not be available to a party if such party’s failure to fulfill in any material respect any of its obligations under the Merger Agreement has been the primary cause of, or the primary factor that resulted in, the event specified in either of the foregoing clauses (A) or (B);

(iii)	by either Parent or Rain, if any court of competent jurisdiction or other governmental entity shall have issued, enacted or promulgated a judgment, order, injunction, rule or decree, or taken any other action that has the effect of permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Merger Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable;

(iv)	by Parent at any time prior to the Acceptance Time, if Rain shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, or if any representation or warranty of Rain shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the scheduled Expiration Date (i) would result in the failure of an Offer Condition to be satisfied and (ii) cannot be or has not been cured by the earlier of (A) the Outside Date and (B) five (5) days after the giving of written notice to Rain of such breach or failure (a “Rain Breach Termination”); provided, that Parent shall not have this right to terminate the Merger Agreement if Parent or Merger Sub is then in material breach of any of its covenants or agreements set forth in the Merger Agreement;

(v)	by Parent at any time prior to the Acceptance Time if there shall have been any material breach that is the consequence of a deliberate act or failure to act by the breaching party with the actual knowledge that the taking of such act or failure to take such act would cause or constitute such material breach (a “Willful and Material Breach”) of Sections 1.3(d), 1.3(e) or 6.13 of the Merger Agreement on the part of Rain or any of its Subsidiaries;

(vi)	by Parent at any time prior to the Acceptance Time if (A) the Rain Board shall (I) withdraw or withhold, or modify, amend or qualify in a manner adverse to Parent and Merger Sub, the Rain Board Recommendation, or propose publicly to take any such action; (II) approve, adopt, recommend or declare advisable any Acquisition Proposal (as defined below), or propose publicly to take such action (any action described in clause (I) or clause (II) being referred to as a “Change in Recommendation”), (B) the Rain Board shall have failed to include the Rain Board Recommendation in the Schedule 14D-9 when filed with the SEC or disseminated to Rain’s stockholders, (C) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (other than the Offer), the Rain Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) business days of the commencement of such tender offer or exchange offer, or (D) after public announcement of an Acquisition Proposal (other than a tender offer or exchange offer), the Rain Board fails to publicly affirm the Rain Board Recommendation within three (3) business days after a written request by Parent to do so (or, if earlier, by the close of business on the Business Day immediately preceding the then-scheduled Expiration Date) (the “Change in Recommendation Termination”);

(vii)	by Parent at any time prior to the Acceptance Time if as of 11:59 pm Eastern Time on the Expiration Time (the “Cash Determination Time”), the Rain Net Cash is less than Target Net Cash (the “Target Net Cash Condition”); or

(viii)	by Rain, prior to the Acceptance Time, if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the scheduled Expiration Date (A) would result in a Parent Material Adverse Effect (as defined below) and (B) cannot be or has not been cured by the earlier of (I) the Outside Date and (II) five (5) days after the giving of written notice to Parent of such breach or failure; provided, that Rain shall not have this right to terminate the Merger Agreement if it is then in material breach of any of its covenants or agreements set forth in the Merger Agreement;

(ix)	by Rain, prior to the Acceptance Time, in connection with the Rain Board making a Change in Recommendation in response to a Superior Proposal (as defined below) and Rain then in connection therewith entering into any contract that is a definitive agreement providing for the consummation of an Acquisition Proposal, (an “Alternative Acquisition Agreement”) with respect to such Superior Proposal immediately following such termination; provided that Rain shall not be permitted to terminate the Merger Agreement in connection with the Rain Board making a Change in Recommendation in response to a Superior Proposal unless (A) Rain and the Rain Board shall have complied in all material respects with the notice, negotiation and other requirements set forth in the Merger Agreement, (B) Rain, substantially concurrently with and as a condition to such termination, pays to Parent the Termination Fee (as defined below), and (C) there shall not have been any Willful and Material Breach of Sections 1.3(d), 1.3(e) or 6.13 of the Merger Agreement by Rain or its subsidiaries (the “Superior Proposal Termination”).

Termination Fee. Rain has agreed to pay Parent a termination fee of $1,500,000 (the “Termination Fee”) if:

(i)	(A) an Acquisition Proposal (whether or not conditional) or intention to make an Acquisition Proposal (whether or not conditional) is made directly to Rain’s stockholders or is otherwise publicly disclosed or otherwise communicated to senior management of Rain or the Rain Board, (B) the Merger Agreement is terminated by Rain or Parent pursuant to an Outside Date Termination or by Parent pursuant to any of the termination circumstances described in (iv), (v), or (vi) above, and (C) within 12 months after the date of such termination, (I) Rain enters into an agreement in respect of any Acquisition Proposal that is later consummated, or recommends or submits an Acquisition Proposal to its stockholders for adoption that is later consummated, or (II) a transaction in respect of any Acquisition Proposal is consummated, which, in each case, need not be the same Acquisition Proposal that was made, disclosed or communicated prior to termination of the Merger Agreement;

(ii)	Parent terminated the Merger Agreement pursuant to a (A) Willful and Material Breach and (B) Change in Recommendation Termination; or

(iii)	Rain terminates the Merger Agreement pursuant to a Superior Proposal Termination.

Certain relevant terms with respect to termination have the following meanings:

“Acquisition Proposal” means any proposal or offer with respect to any direct or indirect acquisition or purchase or license, in one transaction or a series of transactions, and whether through any merger, reorganization, spin-off, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, transfer, disposition, joint venture, partnership, licensing or similar transaction, or otherwise, of (i) assets or businesses of Rain and its subsidiaries that generate 20% or more of the net revenues or net income (for the 12-month period ending on the last day of Rain’s most recently completed fiscal quarter) or that represent 20% or more of the total assets (based on fair market value) of Rain and its subsidiaries, taken as a whole, immediately prior to such transaction, or (ii) 20% or more of any class of capital stock, other equity securities or voting power of Rain, any of its subsidiaries or any resulting parent company of Rain, in each case other than the Offer, the Merger and the other transactions contemplated by the Agreement and CVR Agreement; (iii) any of the CVR Products (or any intellectual property embodied therein or related thereto); or (iv) any combination of the foregoing;

“Superior Proposal” means any unsolicited bona fide binding written Acquisition Proposal for Rain common stock (with all of the references to “20%” included in the definition of Acquisition Proposal being replaced with references to “50%”) or for all or substantially all of the consolidated assets of Rain and its subsidiaries, taken as a whole, not solicited in violation of the Merger Agreement and that is fully financed or has fully committed financing that the Rain Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, is (i) more favorable to the stockholders of Rain (solely in their capacity as such) from a financial point of view than the Offer, the Merger and the other Transactions (including any adjustment to the terms and conditions proposed by Parent in response to such proposal) and (ii) reasonably likely of being completed on the terms proposed on a timely basis.

In the event Parent receives the Termination Fee, in no event shall Rain be required to pay the Termination Fee on more than one occasion. The payment by Rain of the Termination fee shall relieve Rain from any liability or damage resulting from a breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement (other than resulting from a Willful and Material Breach). In the event that the Parent shall receive the Termination Fee, the receipt of such fee shall be deemed to be liquidated damages for any and all losses or damages by Parent, Merger Sub or any other person in connection with the Merger Agreement (and the termination thereof), the Transactions (and the abandonment thereof)or any matter forming the basis for such termination, and none of Parent, Merger Sub or any other person will be entitled to bring or maintain any claim, action or proceeding against Rain or any of its affiliates or representatives arising out of or in connection with the Merger Agreement, any of the Transactions or any matters forming the basis for such termination (other than resulting from a Willful and Material Breach). Notwithstanding anything to the contrary herein, if the Merger Agreement is terminated by Parent due to a shortfall in the Rain Net Cash at the Expiration Date, then Rain shall pay or cause to be paid to Parent, in cash promptly upon (but in any event no later than three (3) business days after) delivery of a written demand by Parent to Rain (which Parent may deliver at any time after the Merger Agreement is so terminated), all out-of-pocket fees and expenses (including all due diligence fees, all filing and printing fees and all fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by Parent, Merger Sub or any of their respective affiliates in connection with Merger Agreement and the Transactions (“Parent Expenses”); provided that in no event shall Rain be obligated to pay for Parent Expenses in excess of $1,000,000. Payment by Rain of Parent Expenses pursuant to the foregoing sentence shall not relieve Rain of any subsequent obligation to pay the Termination Fee pursuant to the terms of the Merger Agreement; provided that in the event the Termination Fee is payable after the time Rain pays any Parent Expenses to Parent, the amount of the Termination Fee payable by Rain to Parent shall be reduced by the amount of such Parent Expenses actually paid to Parent.

Effect of Termination. If the Merger Agreement is terminated pursuant to its terms, the Merger Agreement will be of no further force or effect and there will be no liability on the part of Parent, Merger Sub or Rain following any such termination, except that: (i) certain specified provisions of the Merger Agreement will survive, including those described in “Termination Fee” above; (ii) the Confidentiality Agreement will survive the termination of the Merger Agreement and remain in full force and effect in accordance with its terms; and (iii) termination will not relieve any party from liability for fraud or any Willful and Material Breach of such party’s representations, warranties, covenants or agreements set forth in the Merger Agreement.

Conduct of Business Pending the Merger. Rain has agreed that, from the date of the Merger Agreement until the Effective Time, except as specifically provided by the Merger Agreement or as consented to in writing in advance by Parent, it will, and will cause each of its subsidiaries to nor incur liabilities outside of the ordinary course of business and use reasonable best efforts to preserve intact its Intellectual Property and other material assets and business. In addition, Rain will not, and will cause its subsidiaries not to, among other things and, except (i) as set forth in the Rain disclosure letter, (ii) as consented to in writing in advance by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as required by applicable law, (iv) as otherwise specifically required by the Merger Agreement or (v) pursuant to certain other exceptions set forth in the Merger Agreement:

(i)	(A) establish a record date for, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, or enter into any voting agreement with respect to the voting of, any of its capital stock or other equity interests of Rain or its subsidiaries, except for dividends by a wholly owned subsidiary of Rain to its parent, (B) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of Rain or its subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests, other than in connection with the withholding of Shares to satisfy tax obligations with respect to the exercise of Rain Stock Options, vesting of Rain RSUs or the payment of the exercise price of Rain Stock Options, or (C) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(ii)	issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien any shares of its capital stock or other equity interests or any securities convertible into, exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of Rain on a deferred basis or other rights linked to the value of Shares, including pursuant to contracts as in effect on the date of the Merger Agreement (other than the issuance of Shares upon the exercise of Rain Stock Options and settlement of Rain RSUs, in each case, outstanding on the Measurement Date (as defined in the Merger Agreement) in accordance with their terms as in effect on such date);

(iii)	amend or otherwise change, or authorize or propose to amend or otherwise change its certificate of incorporation or by-laws (or similar organizational documents);

(iv)	directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or (B) any assets that are otherwise material to Rain and its subsidiaries, other than inventory acquired in the ordinary course of business consistent with past practice;

(v)	directly or indirectly sell, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any lien or otherwise dispose in whole or in part of any of its material properties, assets or rights or any interest therein, except sales of inventory in the ordinary course of business consistent with past practice;

(vi)	adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(vii)	(A) incur, create, assume or otherwise become liable for, or repay or prepay, any indebtedness, or amend, modify or refinance any indebtedness or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than Rain or any direct or indirect wholly owned subsidiary of Rain and routine travel and business expense advances made to directors, employees and consultants of Rain, in each case in the ordinary course of business;

(viii)	incur or commit to incur any capital expenditure or authorization or commitment with respect thereto;

(ix)	enter into, modify, amend, terminate, cancel or extend any (A) material contact or (B) contract that is not a material contract that imposes liability on Rain not taken into account in the estimated calculation of Rain Net Cash as of the date of the Merger Agreement in excess of $25,000;

(x)	commence any action (other than an action as a result of an action commenced against Rain or any of its subsidiaries or an action in respect of the Transactions), or compromise, settle or agree to settle any action other than pursuant to a settlement: (A) that results solely in monetary obligation involving payment by Rain of the amount specifically reserved in accordance with GAAP with respect to such action on the unaudited consolidated balance sheet of Rain and its subsidiaries as at September 30, 2023 included in the Quarterly Report on Form 10-Q filed by Rain with the SEC on November 9, 2023 (without giving effect to any amendment thereto filed on or after December 13, 2023) and which amount is reserved and included in Rain’s good faith, estimated calculation of Rain Net Cash pursuant to the terms of the Merger Agreement; (B) that results solely in monetary obligation involving only the payment of monies by Rain of not more than $25,000 in the aggregate; or (C) pursuant to or otherwise in accordance with the terms of the Merger Agreement;

(xi)	change its financial or tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable law, or revalue any of its material assets outside of the ordinary course of business;

(xii)	except as is otherwise required by applicable Law or GAAP, (A) settle or compromise any liability for material taxes; (B) file any amended material tax return or claim for income or other material tax refund; (C) make, revoke or modify any material tax election; (D) file any tax return other than on a basis consistent with past practice; (E) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes; (F) grant any power of attorney with respect to taxes; (G) enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement or other similar agreement (other than any Ordinary Agreement (as defined in the Merger Agreement)); (H) commence, settle or compromise any claims, audits or proceeding relating to a material amount of taxes; (I) adopt or change any method of accounting for tax purposes; or (J) fail to pay material taxes when due, in each case of clauses (A) through (I), except in the ordinary course of business;

(xiii)	change its fiscal year;

(xiv)	other than as required under the Merger Agreement or the terms of any employee plan or other program, contract or arrangement in effect on December 13, 2023 or as required by applicable law (A) grant any current or former Company Associate (as defined in the Merger Agreement) any increase in compensation, bonus or other benefits, or any such grant of any type of compensation or benefits to any current or former Company Associate not previously receiving or entitled to receive such type of compensation or benefit, or pay any bonus of any kind or amount to any current or former Company Associate, (B) grant or pay to any current or former Company Associate any equity or equity-based award, any severance, change in control or termination pay, or modifications thereto or increases therein, (C) pay any benefit or grant or amend any award (including in respect of stock options, stock appreciation rights, performance units, restricted stock or other stock-based or stock-related awards or the removal or modification of any restrictions in any Rain Stock Plans or awards made thereunder) except as required to comply with any applicable law or pursuant to any employee plans (including any award agreement thereunder) in effect as of the date of the Merger Agreement, (D) adopt or enter into any collective bargaining agreement or other labor union contract, (E) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any employee plan,(F) establish, adopt or materially amend, modify or terminate any existing employee plan or (G) hire any employees;

(xv)	renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit the operations of Rain or any of its subsidiaries;

(xvi)	enter into any new line of business outside of its existing business;

(xvii)	enter into any new lease or amend the terms of any existing lease of real property;

(xviii)	cancel, terminate or modify in any material respect, or take any action that could permit cancellation, termination or material modification of, any insurance policy material to Rain or any Subsidiary;

(xix)	adopt or implement any stockholder rights plan (or similar plan commonly referred to as a “poison pill”);

(xx)	enter into, adopt or amend any collective bargaining agreement or other agreement with any labor organization;

(xxi)	acquire any interest in real property;

(xxii)	(A) enter into any material transaction or contract with any affiliate, any holder of five percent (5%) or more of the outstanding Shares, or any director or executive officer of Rain or any of its subsidiaries or (B) enter into any material transaction or contract with any other person that would be required to be reported by Rain pursuant to Item 404 of Regulation S-K under the Exchange Act;

(xxiii)	acquire, purchase, sell, lease, license, sublicense, pledge, transfer, assign, subject to any Encumbrance, abandon, permit to lapse, fail to take any action necessary to maintain, enforce or protect or otherwise dispose of, or otherwise grant any rights under, any Rain intellectual property rights that are owned or exclusively licensed by Rain or its subsidiaries that are registered, filed or issued under the authority of, with or by any governmental entity, including all patents, registered copyrights and registered trademarks and all applications and registrations for any of the foregoing, material assets or material properties, except (A) non-exclusive licenses of intellectual property granted by Rain or any subsidiary in the ordinary course of business where the grant of such license is solely to a commercial service provider to perform services for Rain or any subsidiary consistent with past practice and is incidental to, and not material to, any performance under the agreement with such commercial service provider that includes such license, (B) sales of inventory or used equipment in the ordinary course of business (for clarity, this excludes any intellectual property); or

(xxiv)	authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Access to Information. From the date of the Merger Agreement until the Effective Time or the termination of the Merger Agreement pursuant to its terms, upon reasonable advance notice, Rain will, and will cause its subsidiaries and its and its subsidiaries representatives to provide Parent, Merger Sub and their respective representatives reasonable access during Rain’s normal business hours to all their respective properties, assets, books, contracts, commitments, personnel and records and, during such period, Rain shall, and shall cause each of its subsidiaries to, furnish promptly to Parent: (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws and (ii) all other information concerning its business, properties and personnel as Parent or Merger Sub may reasonably request (including tax returns filed and those in preparation and the workpapers of its auditors), in each case subject to customary exceptions and limitations.

Security Holder Litigation. In the event that any litigation related to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or the CVR Agreement is brought against Rain and/or its directors or officers, Rain has agreed to give Parent the opportunity to participate in the defense and settlement of any such litigation (“Stockholder Litigation”). Rain shall not enter into any settlement with respect to Stockholder Litigation without the prior written consent of Parent, which consent shall not be unreasonably conditioned, withheld or delayed. Subject to the terms of the CVR Agreement, following the Closing, Parent shall control the defense and settlement of any Stockholder Litigation.

Notification of Certain Matters. Rain and Parent have agreed to promptly notify each other upon the occurrence of certain events, including (i) the receipt of any notice or other communication from any governmental entity in connection with the Transactions or from any person alleging that the consent of such person is or may be required in connection with the Transactions, (ii) the receipt of any other notice or communication from any governmental entity in connection with the Transactions, (iii) the commencement or threat of any action relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to the Transactions or (iv) any change, condition or event (A) that renders or would reasonably be expected to render any representation or warranty of such party set forth in the Merger Agreement (disregarding any materiality qualification contained therein) to be untrue or inaccurate in any material respect or (B) that results or would reasonably be expected to result in any failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement (including any of the Offer Conditions or any condition set forth in Article VII of the Merger Agreement) to be complied with or satisfied.

Indemnification, Exculpation and Insurance. Parent has agreed to (i) cause the Surviving Corporation to honor and discharge all rights to indemnification existing in favor of the current or former directors and officers of Rain as provided in Rain’s certificate of incorporation, bylaws or in any indemnification agreement as in effect on the date of the Merger Agreement for acts or omissions occurring prior to the Effective Time; (ii) for a period of six years after the Effective Time, Parent shall cause Rain to maintain in effect Rain’s current directors’ and officers’ liability insurance covering each director or officer currently covered by Rain’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time; provided, (A) that Parent may substitute therefor policies of an insurance company the material terms and provider of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than Rain’s existing policies as of the date of the Merger Agreement or (B) Rain may obtain prior to the Effective Time extended reporting period coverage under its existing directors’ and officers’ liability insurance programs (to be effective as of the Effective Time) (the “D&O Tail”); and provided further, that in no event shall Rain pay a premium for the D&O Tail in excess of 300% of the amount of the annual premiums paid by Rain for fiscal year 2023 for such directors’ and officers’ liability insurance, and in the event that the premium for the D&O Tail exceeds such 300% amount, Rain shall provide as much coverage under the D&O Tail as may be obtained for such 300% amount; and (iii) in the event that Parent, the Surviving Corporation or any of its successors or assigns shall (A) consolidate with or merge into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (B) transfer all or substantially all its properties and assets to any person, then, and in each such case, cause proper provision to be made so that the successor and assign of Parent or the Surviving Corporation assumes the indemnification, exculpation and insurance obligations discussed above.

Stock Exchange Delisting and Deregistration. Prior to the Closing Date, Rain has agreed to cooperate with Parent and to use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable laws and rules and policies of the Nasdaq to enable delisting by Rain of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

Section 16 Matters. Prior to the Effective Time, the Rain Board have agreed to take all such steps as may be necessary or appropriate to cause the Transactions, including any dispositions of Shares (including derivative securities with respect to such Shares) resulting from the Transactions by each individual who is or will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Rain, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Takeover Laws. Rain and the Rain Board have agreed to (i) take no action to cause any “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover law (collectively, “Takeover Laws”) to become applicable to the Merger Agreement, the CVR Agreement, the Offer, the Merger or any of the other Transactions and (ii) if any Takeover Law is or becomes applicable to the Merger Agreement, the CVR Agreement, the Offer, the Merger or any of the other Transactions, use commercially reasonable efforts to take all action necessary to ensure that the Offer, the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and the CVR Agreement and otherwise to minimize the effect of such Takeover Law with respect to the Merger Agreement, the CVR Agreement, the Offer, the Merger and the other Transactions.

Governance of the Surviving Corporation. As of the Effective Time: (i) the directors of the Surviving Corporation shall be the respective individuals who served as the directors of Merger Sub as of immediately prior to the Effective Time; and (ii) the officers of the Surviving Corporation shall be the respective individuals who served as the officers of Merger Sub as of immediately prior to the Effective Time, in each case, until their respective successors have been duly elected and qualified, or until their earlier resignation or removal. Rain has agreed to obtain and deliver to Parent on or prior to the Acceptance Time the resignation of each director of Rain.

COBRA. Parent has agreed that Parent, the Surviving Corporation or an affiliate thereof, effective as of the Closing, be responsible for satisfying the requirements of the continuation coverage provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as codified in Code Section 4980B and ERISA Sections 601 et seq., as amended from time to time, and the regulations and other guidance promulgated thereunder and any other similar provisions of state or local law (“COBRA”) for any current or former officer, employee, individual independent contractor, individual consultant or director of or to Rain or any of its subsidiaries (a “Company Associate”) or any spouse, dependent or beneficiary thereof, including, for the avoidance of doubt, any such Company Associate (and any spouse, dependent or beneficiary thereof) who is, as of the Closing Date, enrolled in, or on or following the Closing Date becomes eligible for and enrolls in, COBRA continuation coverage (together, the “COBRA Beneficiaries”).

Public Announcements. Except in the case of any announcement relating to any Acquisition Proposal or Superior Proposal, each of Parent and Merger Sub, on the one hand, and Rain, on the other hand, have agreed, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Merger Agreement, the CVR Agreement, the Offer, the Merger and the other Transactions and not to issue any such press release or make any public announcement prior to such consultation and review, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system.

Non Solicitation. Rain shall not, and shall cause its Subsidiaries and its and their respective officers and directors not to, and shall direct its and their respective other Representatives not to:

(i) solicit, initiate or knowingly facilitate or encourage the submission or announcement of any Acquisition Proposal or Acquisition Inquiry (including by approving any transaction, or approving any person becoming an “interested stockholder,” for purposes of Section 203 of the DGCL);

(ii) furnish any non-public information regarding Rain or any of its subsidiaries to any person for the purpose or with the effect of soliciting, encouraging or facilitating, or in response to, an Acquisition Proposal or Acquisition Inquiry;

(iii) engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

(iv) waive or release any person from, forebear in the enforcement of or amend any standstill agreement or any standstill provisions of any other contract (provided, that Rain shall be permitted to grant waivers of, and not enforce, any standstill agreement, but solely to the extent that the Rain Board has determined in good faith, after consultation with its outside counsel, that failure to take such action (A) would prohibit the counterparty from making an unsolicited Acquisition Proposal to the Rain Board in compliance with Section 6.13 of the Merger Agreement and (B) would constitute a breach of its fiduciary duties to the stockholders of Rain under applicable law); or

(v) resolve or agree to do any of the foregoing;

provided, however, that, notwithstanding anything to the contrary contained in the Merger Agreement, Rain and its representatives may engage in any such discussions or negotiations and provide any such information in response to an unsolicited bona fide written Acquisition Proposal first made after the date of the Merger Agreement (that did not result from a material breach of the “No Solicitation” provisions of the Merger Agreement), if: (A) prior to providing any non-public information regarding Rain to any third party in response to such an Acquisition Proposal, Rain receives from such third party (or there is then in effect with such party) an executed confidentiality agreement that contains terms not less restrictive (or otherwise more favorable) in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement (as defined below); and (ii) the Rain Board (or a committee thereof) determines in good faith, after consultation with Rain’s outside legal counsel and financial advisor, that such Acquisition Proposal constitutes a Superior Proposal. Prior to or concurrent with providing any non-public information to such third party, Rain shall make such non-public information available to Parent (to the extent such non-public information has not been previously made available by Rain to Parent or Parent’s representatives).

The Rain Board (or any committee thereof) is permitted to (i) withdraw or withhold, or modify, amend or qualify in a manner adverse to Parent and Merger Sub, the Rain Board Recommendation, or propose publicly to take any such action; (ii) approve, adopt, recommend or declare advisable any Acquisition Proposal, or propose publicly to take such action (the foregoing clause (i) or (ii), a “Change in Recommendation”) or (iii) cause Rain to enter into an Alternative Acquisition Agreement in response to a bona fide Acquisition Proposal, if (and only if):

(i) such Acquisition Proposal is first made after December 13, 2023 and did not result from a material breach of the “Non Solicitation” provisions of the Merger Agreement;

(ii) the Rain Board (or a committee thereof) determines in good faith (A) after consultation with Rain’s outside legal counsel and financial advisor, that such Acquisition Proposal constitutes a Superior Proposal and (B) after consultation with Rain’s outside legal counsel, that in light of such Acquisition Proposal, a failure to make a Change in Recommendation and/or to cause Rain to enter into such Alternative Acquisition Agreement would be inconsistent with Rain Board’s fiduciary obligations to Rain’s stockholders under applicable law;

(iii) Rain delivers to Parent a written notice (the “Superior Proposal Notice”) stating that the Rain Board intends to take such action and (in the event the Rain Board contemplates causing Rain to enter into an Alternative Acquisition Agreement) including a copy of such Alternative Acquisition Agreement and the identity of the potential counterparty to such Alternative Acquisition Agreement;

(iv) during the five (5) business day period commencing after the date of Parent’s receipt of such Superior Proposal Notice, Rain shall have made its representatives reasonably available for the purpose of engaging in negotiations with Parent (to the extent Parent desires to negotiate) regarding a possible amendment of the Merger Agreement or the Offer or a possible alternative transaction so that the Acquisition Proposal that is the subject of the Superior Proposal Notice ceases to be a Superior Proposal;

(v) after the expiration of the negotiation period described in clause (iv) above, the Rain Board (or a committee thereof) shall have determined in good faith, after taking into account any amendments or adjustments to the Merger Agreement and the Offer or an alternative transaction that Parent and Merger Sub have irrevocably agreed in writing to make as a result of the negotiations contemplated by clause (iv) above, that (A) after consultation with Rain’s outside legal counsel and financial advisor, such Acquisition Proposal constitutes a Superior Proposal, and (B) after consultation with Rain’s outside legal counsel, the failure to make a Change in Recommendation and/or enter into such Alternative Acquisition Agreement would be inconsistent with Rain Board’s fiduciary obligations to Rain’s stockholders under applicable law; and

(vi) if Rain enters into an Alternative Acquisition Agreement concerning such Superior Proposal, Rain terminates the Merger Agreement in accordance with Section 8.1(d)(i) thereof; provided, however, that, in the event of any material amendment or adjustment to the terms of any Superior Proposal, Rain shall deliver an additional Superior Proposal Notice and comply again with clauses (iii) through (v) of Section 1.3(e) of the Merger Agreement, except that references to five (5) business days shall be deemed to be three (3) business days.

Representations and Warranties. This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Merger Sub or Rain, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure schedules delivered by Rain to Parent in connection with the Merger Agreement.

The representations and warranties were negotiated with the principal purpose of allocating risk among the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

In the Merger Agreement, Rain has made representations and warranties to Parent and Merger Sub with respect to, among other things:

●	corporate matters, such as due organization, organizational documents, good standing, qualification, power and authority;

●	capitalization;

●	ownership of Rain’s subsidiaries;

●	non-contravention;

●	documents filed with the SEC, compliance with applicable SEC filing requirements and accuracy of information contained in such documents;

●	preparation of Company financial statements in accordance with the United States generally accepted accounting principles;

●	absence of undisclosed liabilities;

●	accuracy of information supplied for purposes of the Schedule 14D-9 and other Offer documents;

●	disclosure controls and internal controls over financial reporting;

●	the ordinary conduct of business of Rain since September 30, 2023, and the absence of (including a Rain Material Adverse Effect (as defined below)) since that date;

●	the absence of pending or threatened litigation;

●	compliance with laws and possession of governmental authorizations;

●	filing of tax returns, payment of taxes and other tax matters;

●	material contracts;

●	inapplicability of takeover laws;

●	actions which could render section 251(h) of the DGCL inapplicable to the Merger;

●	absence of a stockholder rights plan;

●	brokers’ fees and expenses;

●	employee benefit matters;

●	data privacy matters;

●	title to assets and real property;

●	Food and Drug Administration and regulatory matters;

●	labor matters;

●	ownership and use of intellectual property; and

●	anti-corruption and compliance, sanctions matters and compliance with import-export matters.

Some of the representations and warranties in the Merger Agreement made by Rain are qualified as to “materiality” or a “Rain Material Adverse Effect.” For purposes of the Merger Agreement, a “Rain Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, (i) is or would reasonably be expected to be materially adverse to the business, financial condition, operations or assets of Rain and its subsidiaries, taken as a whole, or (ii) materially impairs the ability of Rain to consummate, or prevents or materially delays, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or would reasonably be expected to do so; provided, however, that in the case of clause (i) only, Rain Material Adverse Effect shall not include or take into account any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from:

(i) general business, political or economic conditions generally affecting the industry in which Rain and its subsidiaries operate or the U.S. or global economy as a whole;

(ii) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes, weather conditions, or other natural disasters, or health emergencies, including epidemics and pandemics (including COVID-19 and any evolutions or mutations thereof) and related or associated epidemics, disease outbreaks or quarantine restrictions;

(iii) general conditions in and changes in financial, banking or securities markets;

(iv) any change in the stock price or trading volume of the Shares or the suspension of trading in or delisting of Rain’s securities on the Nasdaq (it being understood, however, that any event, change, circumstance, occurrence, effect or state of facts causing or contributing to any change in stock price or trading volume of the Shares or the suspension of trading in or delisting of Rain’s securities on Nasdaq may be taken into account in determining whether a Rain Material Adverse Effect has occurred, unless such event, change, circumstance, occurrence, effect or state of facts is otherwise excepted from the definition of Rain Material Adverse Effect);

(v) the failure of Rain to meet internal or public expectations, estimates or projections or the results of operations of Rain;

(vi) any changes in or affecting clinical trial programs or studies conducted by or on behalf of Rain or its subsidiaries, including any adverse data, event or outcome arising out of or related to any such programs or studies;

(vii) any change in, or any compliance with or action taken for the purpose of complying with, any law or GAAP (or interpretations of any law or GAAP);

(viii) the execution, announcement or performance of the Merger Agreement or the CVR Agreement or the pendency of the Transactions, including the loss of employees, suppliers or customers (including customer orders or contracts), provided that the exception in this clause shall not apply when “Rain Material Adverse Effect” is used in any representation or warranty that is expressly intended to address the consequences of the execution, announcement, or performance of the Merger Agreement or the pendency or consummation of the transactions contemplated hereby or for purposes of the conditions in clause (b)(v) of Exhibit A to the Merger Agreement as applied to any such representation or warranty;

(ix) any stockholder litigation or other claims or obligations arising from the Merger Agreement or the Transactions and/or relating to a breach of the fiduciary duties of the Rain Board to Rain’s stockholders under applicable law; or

(x) the taking of any action required by the Merger Agreement or the taking of any action requested by Parent to be taken pursuant to the terms of the Merger Agreement to the extent taken in accordance with such request;

except in each case, with respect to clauses (i) through (iii) and (vii), to the extent disproportionately affecting Rain and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Rain and its subsidiaries operate.

In the Merger Agreement, Parent and Merger Sub have made representations and warranties to Rain with respect to:

●	non-contravention;

●	accuracy of information supplied for purposes of the Schedule TO-T and other Offer documents;

●	operations of Merger Sub;

●	lack of brokers’ fees and expenses

●	lack of ownership of securities of Rain; and

●	execution, validity and sufficiency of financing to be provided under the equity commitment letter to consummate the Merger.

Some of the representations and warranties in the Merger Agreement made by Parent and Merger Sub are qualified as to “materiality” or a “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts related to Parent or Merger Sub that would reasonably be expected to materially impair, prevent or materially delays, the Offer, the Merger or any of the other Transactions.

None of the representations, warranties, covenants or agreements in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Specific Performance. The parties have agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties further agreed that the parties will be entitled to an injunction, specific performance or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in the Chancery Court of the State of Delaware (or in any federal court located in the State of Delaware if jurisdiction is not then available in the Chancery Court of the State of Delaware) in addition to any other remedy to which they are entitled at law or in equity.

Litigation Matters. The term “Litigation Matters” as defined in the Merger Agreement includes the following lawsuits:

On July 17, 2023, a purported securities class action lawsuit was commenced in the United States District Court for the Northern District of California, naming Rain and certain of Rain’s officers as defendants (the “Shareholders Class Action Lawsuit”), captioned Thant v. Rain Oncology, et al., Case No. 5:23-cv-3518-EJD. The Shareholders Class Action Lawsuit alleges violations of Sections 10(b) and 20(a) of the Exchange Act in connection with allegedly false and misleading information about the Phase 3 MANTRA trial design quality and risks related to its clinical development strategy and regulatory approval. The Shareholders Class Action Lawsuit seeks compensatory damages in an unspecified amount, attorneys’ fees and costs, and any other relief the court deems proper. On November 1, 2023, the Court entered an order appointing lead plaintiff and lead counsel. On November 14, 2023, the Court entered a scheduling order requiring that lead plaintiff file an amended complaint on or before January 19, 2024 and setting a briefing schedule for the defendants’ anticipated motion to dismiss to be completed by June 20, 2024. Given the early stage of the Shareholders Class Action Lawsuit, Rain cannot currently predict the outcome or future costs associated with the Shareholders Class Action Lawsuit.

On September 27, 2023, a purported shareholder of Rain filed a shareholder derivative lawsuit purportedly on behalf of Rain in the United States District Court for the Northern District of California, naming Rain’s directors and certain of its officers as defendants (the “Shareholder Derivative Lawsuit”), captioned Livingston v. Vellanki, et al., Case No. 3:23-cv-4973. The Shareholder Derivative Lawsuit alleges violations of Section 14(a) of the Exchange Act, breaches of fiduciary duties, and other purported wrongdoing by the individual defendants based on substantially similar allegations as the Shareholders Class Action Lawsuit. The Shareholder Derivative Lawsuit seeks to recover for damages purportedly suffered by Rain, pre-and-post judgment interest, corporate governance reforms, attorneys’ fees and costs, and any other relief the court deems proper. Given the early stage of the Shareholders Derivative Lawsuit, Rain cannot currently predict the outcome or future costs associated with the Shareholders Derivative Lawsuit.

Expenses. Except as otherwise provided in the Merger Agreement or the CVR Agreement, all fees and expenses incurred by the parties in connection with the Merger Agreement and the Transactions will be paid by the party incurring such expenses, whether or not the Offer and Merger are consummated.

Offer Conditions. The Offer Conditions are described in Section 13 – “Conditions of the Offer.”

Support Agreement.

In connection with entering into the Merger Agreement, Parent and Merger Sub entered into Support Agreements (each, a “Support Agreement” and collectively, the “Support Agreements”), dated as of December 13, 2023, with the following stockholders of Rain: Boxer Capital, BVF Partners and Avanish Vellanki (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), which collectively own approximately 44% of the outstanding Shares as of December 11, 2023.

Pursuant to and subject to the terms and conditions of the Support Agreement, each Supporting Stockholder has agreed to tender in the Offer all Shares beneficially owned by such Supporting Stockholder. Each Supporting Stockholder also granted Parent an irrevocable proxy to vote its Shares with respect to certain limited matters as set forth in the Support Agreement at any meeting of Rain stockholders occurring during the term of the Support Agreement, subject to the terms and conditions of the Support Agreement.

The Supporting Stockholders further agreed to certain restrictions with respect to their Shares, including restrictions on transfer, and agreed not to take any action that would violate the non-solicitation provisions of the Merger Agreement if such action were taken by Rain.

The Support Agreements will terminate with respect to a particular Supporting Stockholder upon the earliest to occur of (i) the Effective Time, (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) an amendment to the Merger Agreement effected without the Supporting Stockholders’ written consent that deceases the amount, or changes the form of consideration payable to all stockholders of Rain pursuant to the terms of the Merger Agreement and (iv) the mutual written consent of Parent, Merger Sub and such Supporting Stockholder.

This summary and description of the material terms of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit (d)(4) to the Schedule TO and is incorporated by reference herein.

CVR Agreement.

●	At or prior to the Effective Time, Merger Sub, Parent, Rights Agent and Representative will enter into the CVR Agreement, governing the terms of the CVRs. Each CVR represents a contractual right to receive a holder’s portion of up to two potential contingent aggregate cash payments (“CVR Proceeds”) as follows:

(i)	a payment (the “Cash CVR Payment”) equal to (A) $5,000,000, minus (B) all damages or losses (including special, punitive or indirect, consequential or incidental loss or damage of any kind as may be determined by a court in a final non-appealable judgment, including but not limited to lost profits), judgments, settlements and out-of-pocket costs and expenses (including court-ordered interest, court costs and fees and costs of attorneys, accountants and other experts, or other expenses of litigation or other proceedings or of any claim, default or assessment) incurred by Parent or its affiliates (including Rain following the Merger) related to any legal proceedings against or involving Rain and its directors and/or officers that is either (I) included as one of the shareholder lawsuits against Rain included in the definition of Litigation Matters set forth in the Merger Agreement (see Section 11 – “Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other Agreements – Litigation Matters”) or (II) otherwise existing as of December 13, 2023 or arising following December 13, 2023 and prior to the first anniversary of the closing date of the Merger Agreement (“Rain Litigation”), minus (C) any shortfall of Rain’s cash at closing below $49,600,000 (“Target Net Cash”). The Cash CVR Payment shall also include, to the extent applicable, any excess of Rain Net Cash at closing above Target Net Cash (the “Excess Cash Adjustment”). The Cash CVR Payment shall be paid to CVR holders in two installments as follows: (1) the first installment, which consists solely of the Excess Cash Adjustment, within 30 days following the determination of the Excess Cash Adjustment (if applicable), and (2) the second installment within 30 days following the later of (x) a settlement, dismissal or final judgment with respect to all Rain Litigation and (y) the first anniversary of the closing date of the Merger; and

(ii)	one or more payments (the “Development CVR Payment(s)”) equal to either (A) 80% of certain net proceeds actually paid (subject to certain deductions including any applicable taxes, any reasonable and documented out-of-pocket costs and expenses incurred by Parent or any of its Affiliates in connection with (A) the applicable CVR Product(s), (B) Disposition business development efforts, (C) maintenance costs, (D) Parent’s efforts to negotiate or enter into any Disposition Agreement, or (E) certain other payments that constitute compensation to Parent), if any, from any sale, license, transfer or disposition (excluding licenses or transfers of materials to consultants, subcontractors, vendors, other service providers, or academic collaborators for the purpose of enabling the performance of services for Parent or any of its affiliates) (each, a “Disposition”) of any or all rights to milademetan, including any form or formulation, and any improvement or enhancement, of any such product, as well as any combination product in which at least one other active pharmaceutical ingredient is co-formulated or packaged together with milademetan (collectively, the “CVR Products”) that occurs within two years following the closing date of the Merger (the “Disposition Period”) but prior to Development Milestone (as defined below) being achieved or (B) $1,000,000, if a first patient is dosed with a CVR Product in a clinical stage study conducted by Parent or any of its affiliates, including the Surviving Corporation (the “Development Milestone”) within five years following the closing date of the Merger (the “Development Milestone Period”) but prior to the occurrence of any Disposition; provided, that in the case of a Disposition Parent may, in its reasonable discretion, withhold up to 20% of the CVR Proceeds consistent with the Disposition Agreement giving rise to the CVR Proceeds for the satisfaction of indemnity obligations under any Disposition Agreement in excess of any escrow fund established therein. The Development CVR Payment(s) shall be either the amount in subsection (A) or the amount in the subsection (B) (depending on the relative timing of a Disposition and the Development Milestone), and shall in no event be the sum or other combination of these two amounts.

●	When making a decision to tender your Shares, you should understand that it is possible that there will be no Cash CVR Payment.

●	In the event that a Disposition of CVR Products does not occur within the Disposition Period and the Development Milestone is not achieved within the Development Milestone Period, holders of the CVRs will not receive any Development CVR Payment.

●	With respect to Development CVR Payments made in connection with one or more Dispositions, it is not practicable to quantify an approximate amount expected to be distributed. Any such payments would be calculated and payable based on a distribution of net proceeds from Dispositions and it cannot be predicted whether Dispositions will occur at all, or at what price they may be effected. The amount of net proceeds would depend upon various unknown factors, including market conditions, the identification of potential acquirers, the conclusions reached by potential acquirers after conducting due diligence with respect to the assets and Parent’s ability to negotiate and consummate Dispositions with such third parties. In connection with the Offer, Parent did not conduct a valuation of Rain assets subject to potential Dispositions under the CVRs, did not engage any independent valuation firm to conduct an analysis of the potential value of such assets and did not received any material non-public information assessing the value of Rain assets to be covered by the CVRs. Accordingly, in making a decision to tender your Shares in the Offer, you should understand that there is no reliable estimate of the amount of net proceeds, if any, that can be expected from Dispositions, and therefore it is possible that no Development CVR Payments will be paid.

●	The possibility of any payment on any CVRs pursuant to the CVR Agreement is highly speculative and subject to numerous factors outside of Parent’s or Rain’s control, and there is no assurance that CVR Holders will receive any payments under the CVR Agreement or in connection with the CVRs. It is possible that (i) no Disposition will occur during the Disposition Period, (ii) the Development Milestone will not be achieved during the Development Milestone Period, (iii) there will not be any gross proceeds that may be the subject of a CVR Payment Amount, and (iv) there will not be any CVR Proceeds with respect to the Cash CVR Payments.

●	The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Merger Sub or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

●	Additionally, during the Disposition Period, Merger Sub has agreed to use commercially reasonable efforts to either enter into one or more Disposition Agreements during the Disposition Period or to achieve the Development Milestone; provided that the foregoing shall not (i) require Merger Sub to actively solicit interest or proposals from third parties regarding a Disposition or (ii) constitute a guarantee by Merger Sub that it will enter into a Disposition Agreement or achieve the Development Milestone. The assessment of commercially reasonable efforts will take into account all relevant factors, including Parent’s resources, business plan(s), and/or priorities. It is understood that there is no minimum set of activities required to comply with this commercially reasonable efforts standard and that instead the activities required by this commercially reasonable efforts standard may change from time to time based upon then-current scientific, business, legal, financial, and other considerations.

●	Prior to a final, non-appealable determination on a motion to dismiss on any Rain Litigation, Parent or Rain shall not admit any liability with respect to, or settle, compromise or discharge, or offer to settle, compromise or discharge any Rain Litigation without the Representative's prior written consent, except as provided in the CVR Agreement. Notwithstanding anything to the contrary in the CVR Agreement other than the consent described in the preceding sentence, Parent shall control the defense of any Rain Litigation.

It is currently anticipated that up to an aggregate of 36,394,143 CVRs will be issued.

Mutual Confidentiality Agreement

On October 17, 2023, Parent and Rain entered into a mutual confidentiality agreement (the “Confidentiality Agreement”), pursuant to which each party agreed, subject to certain exceptions, to keep confidential nonpublic information about the other party in connection with a possible negotiated transaction. The Confidentiality Agreement is effective for a three (3) year period. Parent’s and Rain’s obligations under the Confidentiality Agreement with respect to any confidential information which constitutes a trade secret survive termination or expiration of the Confidentiality Agreement for so long as such information is considered a trade secret under applicable law.

This summary and description of the material terms of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated by reference herein.

Letter of Interest

On November 16, 2023, Parent and Rain executed the November 16 Proposal, which was subsequently revised on November 21, 2023. See Section 10 - “Background of the Offer; Contacts with Rain.”

The summary and description of the material terms of the November 16 Proposal does not purport to be complete and is qualified in its entirety by reference to the November 16 Proposal, which is filed as Exhibit (d)(5) to the Schedule TO and is incorporated by reference herein.

Commitment Letter

In connection with the execution of the Merger Agreement, 346 Short LLC (“346”), provided an equity commitment letter (the “Commitment Letter”), pursuant to which the 346 has agreed to contribute to Parent, at or prior to the Acceptance Time, $25,000,000 to be used solely to fund a portion of the Cash Consideration and certain other cash amounts to be paid by Parent or Merger Sub at the closing of the Merger pursuant to, and in accordance with, the terms set forth in the Merger Agreement (the “Equity Commitment”). The Commitment Letter also contained customary representations and warranties, including regarding 346’s sufficiency of funds to fulfill its obligations with respect to the Equity Commitment. The Equity Commitment will be used by Parent solely to fund a portion of the Cash Consideration and certain other cash amounts to be paid by Parent or Merger Sub at the closing of the Merger pursuant to, and in accordance with, the terms set forth in the Merger Agreement; provided, that 346 shall not, under any circumstances, be obligated to contribute or cause to be contributed to Parent more than the Equity Commitment. The Cash Consideration will be partially funded from the Equity Commitment. Otherwise, the amount to be funded pursuant to the Commitment Letter may be reduced on a dollar-for-dollar basis in the event Parent and Merger Sub do not require the full amount of the Equity Commitment, solely to the extent it will be possible, notwithstanding such reduction, for Parent and Merger Sub to consummate the transactions contemplated by the Merger Agreement in accordance with the terms thereof; provided, that any such reduction shall only occur simultaneously with the occurrence of the closing of the Merger. For the avoidance of doubt, if the closing of the Merger shall not occur for any reason, 346 shall have no obligation to fund the Equity Commitment.

12.	Source and Amount of Funds.

The Offer is not conditioned upon Parent’s, Merger Sub’s or 346’s ability to finance the purchase of Shares pursuant to the Offer. Parent and Merger Sub estimate that the total amount of funds required to consummate the Merger (including payments for the settlement and cancellation of Rain Stock Options and Rain RSUs) pursuant to the Merger Agreement and to purchase all of the Shares pursuant to the Offer and the Merger Agreement will be approximately $42.2 million (exclusive of CVR payments) at or prior to the closing of the Offer. The funds to pay for all Shares accepted for payment in the Offer will be funded by Parent with cash on hand, with a portion of said cash being received from 346 pursuant to the Equity Commitment prior to the Acceptance Date. In connection with the execution of the Merger Agreement, 346 has agreed to the Commitment. The Commitment will be used by Parent solely to fund the Offer Price, the Merger Consideration and certain other cash amounts to be paid by Parent or Merger Sub to any other person on the Closing Date pursuant to the Merger Agreement, on the terms set forth in the Merger Agreement. The Cash Consideration and the Merger Consideration (exclusive of CVRs) will be funded from the Commitment.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because: (i) the Offer is being made for all outstanding Shares solely for cash and CVRs; (ii) the Offer is not subject to any financing condition; and (iii) if we consummate the Offer, we will acquire all remaining Shares for the same price in the Merger. Payments to be made pursuant to the CVRs, if any, will be made from Parent’s cash on hand derived from savings in respect of Rain Litigation or from Dispositions during the Disposition Period, in each case as described in the CVR Agreement. See Section 11 – “Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other Agreements – CVR Agreement.” The CVRs will be the unsecured obligations of Parent.

13.	Conditions of the Offer.

Notwithstanding any other term of the Offer or the Merger Agreement, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and, subject to the terms of the Merger Agreement, may delay the acceptance for payment of or payment for Shares or may terminate or amend the Offer, if:

(a) prior to the Expiration Date, there shall not have been validly tendered and not validly withdrawn in accordance with the terms of the Offer a number of Shares that, together with the Shares, if any, then beneficially owned by Merger Sub or its affiliates (as such term is defined in Section 251(h) of the DGCL), would represent at least one (1) Share more than 50% of the number of Shares that are then issued and outstanding (the “Minimum Condition”); or

(b) any of the following conditions shall exist or shall have occurred and be continuing at the Expiration Date:

(i) there shall have been any law enacted, entered, promulgated, enforced or deemed applicable to the Offer that would: (A) make illegal or otherwise prohibit, restrain, enjoin, prevent or materially delay the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or CVR Agreement, (B) prohibit, restrain, enjoin, prevent or limit the ownership, operation or control by Rain, Parent or any of their respective subsidiaries of any CVR Product (or any intellectual property related thereto), or other material portion of the business or assets of Rain, Parent or any of their respective subsidiaries, or to compel Rain, Parent or any of their respective subsidiaries to dispose of or hold separate any CVR Product (or any intellectual property related thereto) or any other material portion of the business or assets of Rain, Parent or any of their respective subsidiaries or (C) impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any Shares (or shares of capital stock of the Surviving Corporation), including the right to vote the Shares purchased or owned by them on all matters properly presented to stockholders of Rain;

(ii) there shall be any action brought by, or before, any governmental entity seeking to: (A) make illegal or otherwise prohibit, restrain, enjoin or prevent or materially delay the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or CVR Agreement, (B) prohibit, restrain, enjoin or prevent or limit the ownership, operation or control by Rain, Parent or any of their respective subsidiaries of any CVR Product (or any intellectual property related thereto) or other material portion of the business or assets of Rain, Parent or any of their respective subsidiaries, or to compel Rain, Parent or any of their respective subsidiaries to dispose of or hold separate any CVR Product (or any intellectual property related thereto) or any other material portion of the business or assets of Rain, Parent or any of their respective subsidiaries or (C) impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any Shares (or shares of capital stock of the Surviving Corporation), including the right to vote the Shares purchased or owned by them on all matters properly presented to stockholders of Rain;

(iii) since the date of the Merger Agreement, there shall have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually on in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(iv) (A) Rain shall have breached or failed to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement, (B) (1) the representations and warranties of Rain set forth in Section 4.1(a) (Organization, Standing and Power), the final sentence of Section 4.3 (Subsidiaries), and Sections 4.4 (Authority), 4.5(a)(i) (No Conflict; Consents and Approvals), 4.14 (State Takeover Statutes), 4.15 (Section 251(h)), 4.16 (No Rights Plan), 4.17 (Brokers) and 4.25 (Opinion of Financial Advisor) of the Merger Agreement shall not be true and correct in all material respects as of the date of the Merger Agreement or as of and as though made on the Expiration Date, (2) the representations and warranties of Rain set forth in Section 4.2 of the Merger Agreement shall not be true and correct in all respects as of the date of the Merger Agreement or as of and as though made on the Expiration Date, except for de minimis inaccuracies (it being understood that, for purposes of determining the truth and correctness of such representations and warranties (x) any update or modification of the Rain disclosure letter purported to have been made after the date of the Merger Agreement shall be disregarded and (y) the truth and correctness of those representations and warranties that address matters only as of a specific date shall be measured only as of such date), (3) the representations and warranties of Rain set forth in Section 4.9(a) of the Merger Agreement shall not be true and correct in all respects as of the date of the Merger Agreement or as of and as though made on the Expiration Date (it being understood that, for purposes of determining the truth and correctness of such representations and warranties any update or modification of the Rain disclosure letter purported to have been made after the date of the Merger Agreement shall be disregarded), or (4) any of the remaining representations and warranties of Rain set forth in the Merger Agreement shall not be true and correct as of the date of the Merger Agreement or as of and as though made on the Expiration Date, except for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being understood that, for purposes of determining the truth and correctness of such representations and warranties, (x) any update or modification of the Rain disclosure letter purported to have been made after the date of the Merger Agreement shall be disregarded, (y) the truth and correctness of those representations and warranties that address matters only as of a specific date shall be measured only as of such date, and (z) all materiality and “Company Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded); or (C) Parent and Merger Sub shall not have received a certificate of an executive officer of Rain, dated as of the scheduled Expiration Date, to the effect set forth in the foregoing clauses (A) and (B);

(v) as of the Cash Determination Time, the Rain Net Cash is less than Target Net Cash; or

(vi) the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions (each, an “Offer Condition”) are for the sole benefit of Merger Sub and Parent and may be asserted by Merger Sub or Parent regardless of the circumstances giving rise to such condition, in whole or in part at any applicable time or from time to time in their sole discretion. The foregoing conditions are in addition to, and not a limitation of, the right of Parent and Merger Sub to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement. All conditions (except for the Minimum Condition) may be waived by Parent or Merger Sub in their sole discretion in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC. The failure of Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

14.	Dividends and Distributions.

The Merger Agreement provides that Rain will not (subject to certain exceptions), between the date of the Merger Agreement and the Effective Time, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock (including the Shares) or other equity interests, except for dividends by a wholly owned subsidiary of Rain to its parent. See Section 11 – “Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement—Conduct of Business Pending the Merger.”

15.	Certain Legal Matters; Regulatory Approvals.

General. Except as otherwise set forth in this Offer to Purchase, based on Parent’s and Merger Sub’s review of publicly available filings by Rain with the SEC and other information regarding Rain, Parent and Merger Sub are not aware of any licenses or other regulatory permits which appear to be material to the business of Rain and which might be adversely affected by the acquisition of Shares by Merger Sub pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Merger Sub or Parent pursuant to the Offer. Parent and Merger Sub are not aware of any filings, approvals or other actions by or with any governmental body or administrative or regulatory agency that would be required for Parent’s and Merger Sub’s acquisition or ownership of the Shares except for (i) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL or (ii) any filings and approvals required under the rules and regulations of Nasdaq. Should any such approval or other action be required, Parent and Merger Sub have agreed to use commercially reasonable efforts to obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from governmental entities, make all necessary registrations, declarations and filings and make all commercially reasonable efforts to obtain an approval or waiver from, or to avoid any action by, any governmental entity. The parties currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Rain’s or Parent’s business or that certain parts of Rain’s or Parent’s business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13 – “Conditions of the Offer.”

Stockholder Litigation. Rain shall give Parent the opportunity to participate in the defense and settlement of any stockholder litigation against Rain and/or its officers or directors relating to any of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or the CVR Agreement (“Stockholder Litigation” ). Rain shall not enter into any settlement agreement in respect of any Stockholder Litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). For the avoidance of doubt, subject to the terms of the CVR Agreement, following the Closing, Parent shall control the defense and settlement of any Stockholder Litigation.

Antitrust. Based on a review of the information currently available relating to the businesses in which Parent and Rain are engaged and the consideration to be paid for the Shares, Parent and Merger Sub have determined that no mandatory antitrust premerger notification filing or waiting period under U.S. HSR Act is required, and therefore HSR clearance is not a condition to the consummation of the Offer or the Merger.

Based upon an examination of publicly available and other information relating to the businesses in which Rain is engaged, Parent and Merger Sub believe that the acquisition of Shares in the Offer (and the Merger) should not violate applicable antitrust laws. Nevertheless, Parent and Merger Sub cannot be certain that a challenge to the Offer (and the Merger) on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 13 – “Conditions of the Offer.”

Stockholder Approval Not Required. Assuming the proposed Offer, Merger and related transactions contemplated by the Merger Agreement are consummated in accordance with Section 251(h) of the DGCL, Rain has represented in the Merger Agreement that execution, delivery and performance of the Merger Agreement by Rain and the consummation by Rain of the Offer, the Merger and the Transactions have been duly validly authorized by all necessary corporate action on the part of Rain, and no other corporate proceedings on the part of Rain are necessary to authorize the Merger Agreement or to consummate the Offer, the Merger and the Transactions. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that: (i) the acquiring company consummates an offer for all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on such merger; and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Rain will not be required to submit the adoption of the Merger Agreement to a vote of its stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Merger Sub, Parent and Rain will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Rain in accordance with Section 251(h) the DGCL. See Section 11 – “Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other Agreements.”

Takeover Laws. A number of states (including Delaware, where Rain is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, Rain has not opted out of Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is: (A) approved by the board of directors of the corporation; and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

Rain has represented to us in the Merger Agreement that the Rain Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are not, and will not be, applicable to the execution, delivery or performance of the Merger Agreement and the timely consummation of the Offer, the Merger and the Transactions and will not restrict, impair or delay the ability of Parent or Merger Sub, after the Acceptance Time, to vote or otherwise exercise all rights as a stockholder of Rain. Merger Sub has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Merger Sub reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the Transactions, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer, the Merger, the Merger Agreement or the Transactions, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger, the Merger Agreement or the Transactions, as applicable, Merger Sub may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Merger Sub might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Merger Sub may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13 – “Conditions of the Offer.”

Appraisal Rights. No appraisal rights are available to stockholders of Rain in connection with the Offer. However, if the Offer is successful and the Merger is consummated, the stockholders and beneficial owners of Rain who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Chancery Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal.

Stockholders should be aware that the fair value of their Shares could be more than, the same as, or less than the consideration to be received pursuant to the Merger, and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Moreover, Rain may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger, as applicable.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. This summary does not constitute any legal or other advice nor does it constitute a recommendation that Rain’s stockholders exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THE SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ANY HOLDER OF SHARES WHO WISHES TO EXERCISE SUCH APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE HIS, HER OR ITS RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING DISCUSSION AND AS REFERENCED IN RAIN’S SCHEDULE 14D-9 CAREFULLY BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS UNDER THE DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, the stockholder must (i) prior to the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Rain at 8000 Jarvis Avenue, Suite 204 Newark, CA 94560, a written demand for appraisal of Shares held, which demand must reasonably inform Rain of the identity of the stockholder and that the stockholder is demanding appraisal, (ii) in the case of the Shares, not tender his, her or its Shares in the Offer, (iii) continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time and (iv) comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THE SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL AND A COPY OF THE FULL TEXT OF SECTION 262 OF THE DGCL IS REFERENCED THEREIN.

Any stockholder who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law, including without limitation, Section 262 of the DGCL. A copy of Section 262 of the DGCL is made publicly available online at https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The foregoing summary does not constitute any legal or other advice nor does it constitute a recommendation that Rain stockholders exercise appraisal rights under Section 262 of the DGCL.

If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE MERGER CONSIDERATION DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if: (i) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination; or (ii) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Parent nor Merger Sub believes that Rule 13e-3 will be applicable to the Merger.

Legal Proceedings Relating to the Tender Offer. None.

16.	Fees And Expenses.

Parent has retained the Depositary and Paying Agent and the Information Agent in connection with the Offer. The Depositary and Paying Agent and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, neither Parent nor Merger Sub will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17.	Miscellaneous.

The Offer is being made to all holders of the Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

Parent and Merger Sub have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8 – “Certain Information Concerning Rain” under “Available Information.”

The Offer does not constitute a solicitation of proxies for any meeting of Rain’s stockholders. Any solicitation of proxies which Merger Sub or any of its affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

No person has been authorized to give any information or make any representation on behalf of Parent or the Merger Sub not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be an agent of Parent, Merger Sub, the Depositary and Paying Agent or the Information Agent for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Merger Sub, Rain or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Pathos AI, Inc.

December 27, 2023

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND THE EXECUTIVE OFFICERS OF PARENT AMD MERGER SUB

1.	Pathos AI, Inc.

Pathos AI, Inc. is a clinical stage biotechnology company founded in 2021 on the belief that AI can transform each step of the drug development process – patient selection, biomarker development, trial design, and clinical trial operations – to bring precision medicines to market in partnership with biopharmaceutical companies. The following table sets forth information about the directors and executive officers of Pathos AI, Inc. as of December 13, 2023.

Name, Position Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Ryan Fukushima, Director and Chief Executive Officer Citizenship: United States	Mr. Fukushima serves as Director and Chief Executive Officer of Pathos AI, Inc. and as Director and Chief Executive Officer of WK Merger Sub, Inc. Since 2015, Mr. Fukushima has served as Chief Operating Officer of Tempus AI, Inc., a healthcare technology company located at 600 West Chicago Ave., Suite 510, Chicago, IL 60610.
Zachary Malkin, Chief Financial Officer, Secretary Citizenship: United States	Mr. Malkin serves as Senior Vice President of Finance of Pathos AI, Inc. and as Director, Chief Financial Officer and Secretary of WK Merger Sub, Inc. From 2015 to 2023, Mr. Malkin was a Principal at Victory Park Capital Advisors, an SEC registered investment company, located at 150 N. Riverside Plaza, Suite 5200, Chicago, IL 60606.
Matthew De Silva, Chief Operating Officer Citizenship: United States	Mr. De Silva serves as Chief Financial Officer of Pathos AI, Inc. In 2015, Mr. De Silva founded Notable Labs Inc., a biotechnology company located at 320 Hatch Dr., Foster City, CA 94404, and served as Chief Executive Officer from inception until 2020 and, from 2020 to 2023, served as Executive Chairman. Mr. De Silva is also currently a Venture Partner at Builders VC, a venture capital company located at 601 California St., Suite 700, San Francisco, CA 94108.
Eric Paul Lefkofsky, Director Citizenship: United States	Mr. Lefkofsky serves as a Director of Pathos AI, Inc. Since 2015, Mr. Lefkofsky has served as the Chief Executive Officer of Tempus Labs, Inc., a biotechnology company located at 600 West Chicago Avenue, Suite 510, Chicago, IL 60610. Since 2010, Mr. Lefkofsky has served as a General Partner to Lightbank LLC, a venture capital company located at 600 West Chicago Ave., Suite 510, Chicago, IL 60610.
Amit Mehta, Director Citizenship: United States	Mr. Mehta serves as a Director of Pathos AI, Inc. Since 2017, Mr. Mehta has served as a General Partner and Venture Partner at Builders.VC, a venture capital company located at 601 California St., Suite 700, San Francisco, CA 94108.

The common business address and telephone number for all the directors and executive officers of Parent is as follows: c/o Pathos AI, Inc., 600 W. Chicago Ave., Suite 510, Chicago, IL 60654. The telephone number of Merger Sub is (708) 274-7866.

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2.	WK Merger Sub, Inc.

WK Merger Sub, Inc. was incorporated on December 5, 2023 for the purpose of consummating the Offer and effecting the Merger pursuant to the Merger Agreement. The following table sets forth information about the directors and executive officers of WK Merger Sub, Inc. as of December 13, 2023.

Name, Position Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Ryan Fukushima, Director and Chief Executive Officer Citizenship: United States	Refer Above.
Zachary Malkin, Director, Chief Financial Officer and Secretary Citizenship: United States	Refer Above.

The common business address and telephone number for the directors and executive officers of Purchaser is as follows: c/o Pathos AI, Inc., 600 W. Chicago Ave., Suite 510, Chicago, IL 60654. The telephone number of Merger Sub is (708) 274-7866.

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